     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1999.



                                                      REGISTRATION NO. 333-76167

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                                METROCALL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               4812                              54-1215634
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                           -------------------------

                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM L. COLLINS, III
                            CHIEF EXECUTIVE OFFICER
                                METROCALL, INC.
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------

                                WITH A COPY TO:

                             GEORGE P. STAMAS, ESQ.
                             THOMAS W. WHITE, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000
                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED            PER SECURITY             PRICE(1)         REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
11% Senior Subordinated Notes
  of Metrocall, Inc due 2008.........      $250,000,000               100%               $250,000,000             $69,500
---------------------------------------------------------------------------------------------------------------------------------
Total................................      $250,000,000               100%               $250,000,000             $69,500
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(f) solely for the purpose of calculating the registration fee. Such amount represents the aggregate offering price for 11% Senior Subordinated Notes of Metrocall that Metrocall is offering to accept in exchange for the 11% Senior Subordinated Notes of Metrocall registered pursuant to this Registration Statement.

(2) Previously paid.

                           -----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             SUBJECT TO COMPLETION


                                  MAY 24, 1999



PROSPECTUS



                             [METROCALL(R) LOGO]


                                METROCALL, INC.

                           -------------------------


                               EXCHANGE OFFER FOR
                     11% SENIOR SUBORDINATED NOTES DUE 2008



This is an offer to exchange up to $250,000,000 in principal amount of Metrocall's outstanding, unregistered 11% Senior Subordinated Notes Due 2008 for a like amount of new, substantially identical 11% Senior Subordinated Notes that will be free of the transfer restrictions that apply to the outstanding notes.
This offer will expire at 5:00 p.m., New York City time, on                ,
1999, unless Metrocall extends it. The new notes will not trade on any established exchange.

                           -------------------------


PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

                           -------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES TO BE DISTRIBUTED IN THIS EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                 The date of this prospectus is May     , 1999

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Summary.....................................................    1
Where You Can Find More Information.........................   11
Information Incorporated into this Prospectus...............   11
Risk Factors................................................   12
Use of Proceeds.............................................   14
Capitalization..............................................   15
The Exchange Offer..........................................   16
Description of the New Notes................................   22
Description of the Old Notes................................   50
Material United States Federal Income Tax Consequences......   51
Plan of Distribution........................................   57
Legal Matters...............................................   58
Experts.....................................................   58
Unaudited Pro Forma Condensed Combined Financial Data.......  F-1

                                    SUMMARY


This summary highlights information contained or incorporated elsewhere in this prospectus. It may not contain all the information that is important to you. We encourage you to read this entire prospectus carefully.



                                ABOUT METROCALL



Metrocall is a leading provider of local, regional and national paging and other wireless messaging services. Paging is the transmission of a telephone number or a text message by radio to a compact receiver that an individual carries on his or her person. In addition to traditional paging, Metrocall's other wireless messaging services include providing news, sports, stock and other general and customized information by radio transmission to pagers with text-receiving capability. We have a national network of paging transmitters through which we provide messaging services to over 1,000 cities, including the 100 largest metropolitan areas. Since 1993, the number of our subscribers has increased from less than 250,000 to more than 5.6 million. We have achieved this growth through a combination of internal growth and a program of mergers and acquisitions. At December 31, 1998, we were the second largest messaging company in the United States based on the number of subscribers.



In October 1998, Metrocall acquired the paging operations of AT&T Wireless Services, Inc. This acquisition increased our subscriber base by adding 1.2 million subscribers to our existing customer base. We also acquired a radio frequency license that will enable us to develop a two-way paging network. With two-way paging, the customer will be able to send, as well as receive, messages on a messaging device. We will also be able to offer guaranteed delivery service. With a conventional pager, if the recipient is out of range or his or her pager is off when the message is transmitted, the message is lost. Guaranteed delivery service saves the message and delivers it when the pager comes back into range or is turned back on.



We have also entered into a five-year strategic alliance with PageMart Wireless, Inc. to develop the radio frequency we acquired from AT&T Wireless Services and to offer services using this spectrum. Under this alliance, we will share with PageMart capital expenditures and operating expenses involved in constructing and providing services using this spectrum.

                           -------------------------

Metrocall was organized as a Delaware corporation in October 1982. Metrocall common stock is traded on the Nasdaq Stock Market under the symbol "MCLL." Metrocall's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677.

                               THE EXCHANGE OFFER



We summarize below the terms of the exchange offer. You should read the detailed description of the offer under "The Exchange Offer."



GENERAL.........................    Metrocall is offering up to $250,000,000
                                    aggregate principal amount of new 11% senior subordinated notes in exchange for a like principal amount of outstanding, unregistered notes. Metrocall issued the old notes on December 22, 1998 in a private placement. Metrocall is making the exchange offer in order to satisfy its obligations under a registration rights agreement with the placement agents for the old notes.


EXPIRATION DATE.................    5:00 p.m., New York City time, on
                                              , 1999 or any subsequent date to
                                    which the exchange offer is extended.


CONDITIONS TO THE EXCHANGE
OFFER...........................    The exchange offer is not subject to any
                                    conditions other than that the offer does not violate applicable law or any applicable interpretation of the staff of the SEC. The offer is not conditioned upon any minimum principal amount of notes being tendered.
                                    Metrocall reserves the right



                                    - to delay the acceptance of the notes for
                                      exchange,


                                    - to terminate the exchange offer,


                                    - to extend the expiration date of the
                                      exchange offer and retain all tendered
                                      notes, subject to the right of tendering holders to withdraw their tendered notes, or


                                    - to waive any condition or otherwise amend
                                      the terms of the exchange offer in any
                                      respect.


WITHDRAWAL RIGHTS...............    You may withdraw a tender of notes at any
                                    time on or prior to the expiration date by delivering a written notice of withdrawal to the exchange agent.



PROCEDURES FOR TENDERING OLD
  NOTES.........................    In order to tender your notes, you must
                                    complete and sign a letter of transmittal in accordance with the letter's instructions.
                                    You must forward the letter of transmittal and any other required documents to the exchange agent, together with the notes to be tendered.



                                    Brokers, dealers, commercial banks, trust companies and other nominees may also tender notes by book-entry transfer. If your notes are registered in the name of one of these entities, you are urged to contact such person promptly if you wish them to tender notes.



                                    Please do not send letters of transmittal and certificates representing notes to Metrocall. Send them only to the exchange agent. The exchange agent can answer your questions regarding how to tender your notes.



RESALES OF NEW NOTES............    Metrocall believes that the new notes issued
                                    in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if



                                    - you are acquiring the new notes in the
                                      ordinary course of your business,



                                    - you are not participating, and have no
                                      arrangement or understanding to
                                      participate, in the distribution of the
                                      new notes, and



                                    - you are not an affiliate of Metrocall. An
                                      "affiliate" of Metrocall is a person that "controls or is controlled by or is under common control with" Metrocall.



                                    Metrocall's belief is based on
                                    interpretations by the SEC staff in
                                    no-action letters issued to third parties unrelated to Metrocall. The staff has not considered this exchange offer in the context of a no-action letter, and Metrocall cannot assure you that the staff would make a similar determination with respect to this exchange offer.



                                    Each broker-dealer that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. See "The Exchange Offer -- Resale of New Notes" and "Plan of Distribution."



INTEREST........................    Metrocall will pay accrued interest on old
                                    notes you exchange to, but not including, the issuance date of the new notes.
                                    Metrocall will pay this interest to you with the first interest payments on the new notes.



EXCHANGE AGENT..................    The exchange agent is First Union National
                                    Bank. The exchange agent's addresses, and telephone and facsimile numbers are set forth in "The Exchange Offer -- Exchange
                                    Agent" and in the letter of transmittal.

USE OF PROCEEDS.................    Metrocall will not receive any cash proceeds
                                    from the issuance of the new notes. The net proceeds from the initial sale of notes were approximately $242.6 million, of which
                                    $229.0 million was used to repay outstanding amounts under Metrocall's senior credit facility. See "Use of Proceeds."



MATERIAL UNITED STATES FEDERAL
  INCOME TAX CONSEQUENCES.......    Metrocall has received a tax opinion from
                                    its tax counsel, Wilmer, Cutler & Pickering, on the material United States federal income tax consequences of the exchange offer. You should review the information set forth in "Material United States Federal Income Tax
                                    Consequences" prior to tendering old notes in the exchange offer.

                                 THE NEW NOTES


We summarize below the key terms of the new notes. You should read the detailed description of the notes under "Description of the New Notes."


ISSUER..........................    Metrocall, Inc.


TERMS OF NOTES OFFERED..........    The terms of the new notes will be identical
                                    in all material respects to the old notes, except that the new notes will not contain transfer restrictions and will not include increased interest provisions.


MATURITY........................    September 15, 2008.

INTEREST........................    Payable semi-annually in cash on March 15
                                    and September 15 of each year.


OPTIONAL REDEMPTION.............    Metrocall may redeem any of the notes
                                    beginning on September 15, 2003. The initial redemption price is 105.5% of the principal amount, plus accrued interest. The redemption price will decline each year after 2003 and will be 100% of the principal amount, plus accrued interest, beginning on September 15, 2006.



CHANGE OF CONTROL...............    Upon a change of control, as defined later
                                    in this prospectus, Metrocall is required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued interest. Metrocall may not have sufficient funds available at the time of any change of control to make any required debt repayment, including repurchases of the notes.



RANKING.........................    The notes will rank behind all of
                                    Metrocall's existing and future senior debt.
                                    At March 31, 1999, the notes



                                    - were subordinated to $73.6 million of
                                      senior debt, and



                                    - ranked equally with $700.3 million of
                                      other senior subordinated debt.



CERTAIN COVENANTS...............    The indenture governing the notes contains
                                    covenants with which Metrocall must comply, including:



                                    - Metrocall may not incur additional debt if
                                      as a result its total debt would exceed
                                      6.0 times its annualized operating cash
                                      flow, subject to exceptions including
                                      borrowings of up to $200.0 million under its senior credit facility, intercompany debt, and debt incurred to refinance existing debt. Annualized operating cash flow is Metrocall's earnings before interest, taxes, depreciation and amortization for its most recent quarter multiplied by four.



                                    - Metrocall may not make restricted
                                      payments -- such as cash dividends on
                                      capital stock, repurchases or redemptions of stock, or investments in or loans to entities in which Metrocall
                                       has an interest -- except as permitted by a formula. The formula allows restricted payments equal to the sum of (1) the excess of the ratio of cumulative cash flow over two times cumulative fixed charges since June 30, 1995 plus (2) the proceeds of equity issuances since June 30, 1995.



                                    - Metrocall may not pledge its assets as
                                      collateral for any debt that ranks equally with the notes, unless the notes also get the benefit of the pledge.



                                    - Metrocall may not enter into transactions
                                      with its stockholders or persons it
                                      controls, is controlled by or is under
                                      common control with, unless Metrocall
                                      complies with specified procedures.



                                    - Metrocall may not dispose of assets in
                                      excess of $1 million, or sell stock of
                                      subsidiaries, unless it receives the fair market value for the assets, at least 80% of the consideration is in cash, and all net proceeds are reinvested in the business, used to repay senior debt, or used to repurchase subordinated debt.



                                    - Metrocall may not merge or consolidate
                                      with other companies unless it is not in default under the notes, the surviving corporation assumes its obligations under the indenture governing the notes, and it could incur additional debt under the debt covenant described above.



                                    Each of these covenants is subject to other qualifications and exceptions, which are set forth in detail in "Description of the New Notes -- Covenants." In addition, Metrocall's senior credit facility and its other subordinated debt contain covenants that are more restrictive than these.



BOOK-ENTRY: DELIVERY
  AND FORM......................    New notes exchanged for old notes will be
                                    held in book-entry form by The Depository
                                    Trust Company. DTC and its participants will maintain the records of beneficial ownership of the notes and of transfers of notes.


                                  RISK FACTORS


YOU SHOULD CONSIDER CAREFULLY THE MATTERS RELATING TO METROCALL, ITS BUSINESS AND AN INVESTMENT IN THE NOTES DESCRIBED IN "RISK FACTORS."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


The following table presents historical consolidated financial data of Metrocall for the five years ended December 31, 1998 and for the three months ended March 31, 1998 and 1999, respectively. We derived the historical consolidated financial data for each of the five years in the period ended December 31, 1998 from our audited consolidated financial statements. We derived the historical consolidated financial data for the three months ended March 31, 1998 and 1999 and as of March 31, 1999 from our unaudited condensed consolidated financial statements. You should read the following information together with our consolidated financial statements and related notes which are included in our Annual Report on Form 10-K for the year ended December 31, 1998, which has been incorporated by reference.



The consolidated statements of operations data for fiscal years 1994, 1996, 1997 and 1998 presented below include the results of operations of acquired companies from their respective acquisition dates. In May 1997, we sold the assets of our telemessaging operations, which were acquired through merger on November 15, 1996. Therefore, the results of operations for the year ended December 31, 1997 include telemessaging operations through the date of sale only. Consolidated statements of operations data for fiscal year 1997 exclude the operations of ProNet Inc., because this merger was completed on December 30, 1997. Units in service at December 31, 1997 include approximately 1.3 million units acquired in the ProNet merger.



                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                             YEAR ENDED DECEMBER 31,                         MARCH 31,
                                            ---------------------------------------------------------   --------------------
                                              1994       1995        1996        1997         1998        1998       1999
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
                                                              (DOLLARS IN THOUSANDS EXCEPT FOR UNIT DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Service, rent and maintenance
  revenues................................  $ 49,716   $  92,160   $ 124,029   $ 249,900   $  416,352   $ 92,038   $ 140,454
Product sales.............................     8,139      18,699      25,928      39,464       48,372     11,293      14,576
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
    Total revenues........................    57,855     110,859     149,957     289,364      464,724    103,331     155,030
Net book value of products sold...........    (6,962)    (15,527)    (21,633)    (29,948)     (31,791)     7,031       9,815
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
                                              50,893      95,332     128,324     259,416      432,933     96,300     145,215
Operating expenses:
Service, rent and maintenance.............    10,632      20,080      28,567      61,392      112,774     23,376      44,042
Selling and marketing.....................     7,313      15,546      24,101      53,802       73,546     16,374      25,025
General and administrative(a).............    16,796      33,985      42,905      73,753      121,644     28,544      41,352
Depreciation and amortization.............    13,829      31,504      58,196      91,699      234,948     52,144      75,723
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
Loss from operations......................    (2,323)     (5,783)    (25,445)    (21,230)    (109,979)   (24,138)    (40,927)
Interest and other income
  (expense)(b)............................       161         314        (607)        156          849        320          16
Interest expense..........................    (3,726)    (12,533)    (20,424)    (36,248)     (64,448)   (14,901)    (20,700)
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
Loss before income tax benefit and
  extraordinary item......................    (1,242)    (18,002)    (46,476)    (57,322)    (173,578)   (38,719)    (61,611)
Income tax provision benefit..............       152         595       1,021       4,861       47,094     10,519      15,550
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
Loss before extraordinary item............    (1,090)    (17,407)    (45,455)    (52,461)    (126,484)   (28,200)    (46,061)
Extraordinary item(b).....................    (1,309)     (2,695)     (3,675)         --           --         --          --
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
  Net loss................................    (2,399)    (20,102)    (49,130)    (52,461)    (126,484)   (28,200)    (46,061)
Preferred dividends.......................        --          --        (780)     (7,750)     (11,767)    (2,348)     (4,003)
Gain on repurchase of preferred stock.....                                                                             2,208
                                            --------   ---------   ---------   ---------   ----------   --------   ---------
  Loss attributable to common
    stockholders..........................  $ (2,399)  $ (20,102)  $ (49,910)  $ (60,211)  $ (138,251)  $(30,548)  $ (47,856)
                                            ========   =========   =========   =========   ==========   ========   =========


-------------------------


a) Includes the impact of one-time, non-recurring amounts for severance and other compensation costs incurred as part of a management reorganization of approximately $2.0 million in fiscal year 1995.

b) In fiscal years 1994 and 1995, we refinanced balances outstanding under our then existing credit facilities and recorded extraordinary items of $1.3 million and $2.7 million, respectively, representing charges to expense unamortized deferred financing costs and other costs, net of any income tax benefits, related to those credit facilities. In 1996, we recorded an extraordinary item for costs of approximately $3.7 million paid to purchase the A+ Network 11 7/8% senior subordinated notes outstanding. In 1995, we incurred breakage fees of approximately $1.7 million associated with the termination of two interest rate swap agreements, which have been included in interest and other income (expense).

You should find the definitions below useful in understanding Metrocall's operating and other data:



- EBITDA means earnings before interest, taxes, depreciation and amortization, and certain one-time charges. While not a measure under generally accepted accounting principles, EBITDA is a standard measure of financial performance in the paging industry. Metrocall believes EBITDA can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA as defined by Metrocall is used in its credit facility and indentures as part of the tests to determine its ability to incur debt and make restricted payments. EBITDA as defined by Metrocall may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered in isolation or as an alternative to net income (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under GAAP. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources" included in our Annual Report on Form 10-K for the year ended December 31, 1998. In 1995, EBITDA excludes non-recurring amounts of approximately $2.0 million incurred as part of a management reorganization.



- EBITDA margin is calculated by dividing EBITDA by the amount of total revenues less the net book value of products sold.



- ARPU is average monthly paging revenue per unit. ARPU is calculated by dividing (a) service, rent and maintenance revenues for the period by (b) the average number of units in service for the period. The ARPU calculation excludes revenues derived from non-paging services such as telemessaging, long distance and cellular telephone.



- Average monthly operating expense per unit is calculated by dividing (a) total recurring operating expenses before depreciation and amortization for the period by (b) the average number of units in service for the period. For this calculation, operating expenses exclude non-recurring amounts for severance and other compensation costs incurred as part of a management reorganization of approximately $2.0 million in 1995.



                                                                                                  THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                             MARCH 31,
                               -------------------------------------------------------------   ------------------------
                                 1994        1995         1996         1997         1998          1998         1999
                               ---------   ---------   ----------   ----------   -----------   ----------   -----------
                                                     (DOLLARS IN THOUSANDS EXCEPT FOR UNIT DATA)
OPERATING AND OTHER DATA:
Net cash provided by
  operating activities.......  $  11,796   $  14,000   $   15,608   $   27,166   $    41,154   $    4,012   $    19,004
Net cash used in investing
  activities.................  $ (19,227)  $ (44,528)  $ (327,904)  $ (176,429)  $  (191,747)  $  (20,261)  $   (27,427)
Net cash provided by
  financing activities.......  $   9,190   $ 151,329   $  199,639   $  163,242   $   134,133   $    5,970   $    12,590
EBITDA.......................  $  16,152   $  27,771   $   32,751   $   70,469   $   124,969   $   28,006   $    34,796
EBITDA margin................       31.7%       29.1%        25.5%        27.2%         28.9%        29.1%         24.0%
Ratio of earnings to fixed
  charges....................         --          --           --           --            --           --            --
Deficiency of earnings to
  fixed charges..............  $  (1,242)  $ (18,002)  $  (46,476)  $  (57,322)  $  (173,578)     (38,719)      (61,611)
ARPU.........................  $   10.53   $    9.15   $     8.01   $     8.25   $      7.57   $     7.28   $      8.15
Average monthly operating
  expense per unit...........  $    7.36   $    6.71   $     6.28   $     6.47   $      5.66   $     5.59   $      6.45
Units in service (end of
  period)....................    755,546     944,013    2,142,351    4,030,836     5,659,550    4,116,859     5,750,215

                                                                                                  THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                             MARCH 31,
                               -------------------------------------------------------------   ------------------------
                                 1994        1995         1996         1997         1998          1998         1999
                               ---------   ---------   ----------   ----------   -----------   ----------   -----------
                                                     (DOLLARS IN THOUSANDS EXCEPT FOR UNIT DATA)
Units in service per employee
  (end of period)............      1,007       1,047        1,086        1,366         1,512        1,445         1,557
Capital expenditures.........  $  19,091   $  44,058   $   62,110   $   69,935   $    78,658   $   19,085   $    25,466



                                                                   AS OF DECEMBER 31,                        AS OF
                                                --------------------------------------------------------   MARCH 31,
                                                  1994       1995       1996        1997         1998         1999
                                                --------   --------   --------   ----------   ----------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  2,773   $123,574   $ 10,917   $   24,896   $    8,436   $   12,603
Working capital (deficit).....................    (5,277)   116,009     (7,267)     (24,631)     (27,876)     (28,673)
Total assets..................................   200,580    340,614    646,577    1,087,014    1,262,687    1,210,095
Total debt....................................   104,846    154,055    327,792      599,941      743,334      772,140
Redeemable preferred stock....................        --         --     31,231       53,982      160,742      146,297
Total stockholders' equity (deficit)..........    68,136    155,238    166,298      179,496       45,429       (2,051)

                      WHERE YOU CAN FIND MORE INFORMATION



We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, file reports, proxy statements and other information with the SEC. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.



This prospectus is a part of a registration statement on Form S-4 that we filed with the SEC under the Securities Act of 1933. The rules of the SEC allow us to leave some of the information contained in the registration statement out of this prospectus. Therefore, you should review the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC and you can view them at the SEC's website. In addition, statements in this prospectus describing any document we filed as an exhibit are not necessarily complete. You should read the exhibit for a more complete description of the matters involved. You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.



                 INFORMATION INCORPORATED INTO THIS PROSPECTUS



The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC:



          1. Metrocall's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 31, 1999.



          2. Metrocall's Quarterly Report on Form 10-Q for the period ended March 31, 1999, filed with the SEC on May 17, 1999.



          3. Metrocall's Current Report on Form 8-K dated October 2, 1998, as amended January 27, 1999.



          4. All future filings by Metrocall with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until completion of the exchange offer.



You may request a copy of these filings at no cost by writing to us at:
Metrocall, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention:
Shirley B. White, Assistant Secretary. We will not provide copies of exhibits to the filings unless the exhibits are specifically incorporated by reference into the body of the filing. In order to make sure that you receive documents before the end of this exchange offer, you should make the request at least five (5) business days prior to the end of this exchange offer.

                                  RISK FACTORS


You should carefully consider those risks described below, as well as other information included in this prospectus, before making a decision to participate in the exchange offer.



BUSINESS RISKS -- METROCALL'S BUSINESS IS SUBJECT TO RISKS THAT COULD IMPAIR ITS BUSINESS OPERATIONS.



This prospectus incorporates by reference the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1998, as amended under "Risk Factors."



SUBORDINATION -- YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES WILL BE JUNIOR TO OUR EXISTING SENIOR DEBT AND ALL OF OUR FUTURE SENIOR DEBT. ALL OUR ASSETS ARE PLEDGED TO SECURE LOANS UNDER OUR SENIOR SECURED CREDIT FACILITY. THESE NOTES WILL SHARE ANY FUNDS REMAINING AFTER PAYMENT OF SENIOR DEBT PRO RATA WITH OUR OTHER SUBORDINATED DEBT.



The notes will rank behind all of our existing senior debt and all of our future senior debt. Senior debt is all borrowings under our senior secured credit facility and any other debt expressly designated as senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of senior debt will be entitled to be paid in full before any payment can be made with respect to the notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.



All our assets are pledged to secure all present and future loans under our senior secured credit facility. If we default under these loans, the senior secured lenders will be able to foreclose on our assets to satisfy their loans. Foreclosed assets will not be available to satisfy the claims of our other creditors, including your notes.



At March 31, 1999, we had $73.6 million of senior debt primarily under our secured credit facility, all of which is secured by all of our assets. We may need to borrow more money under this facility in order to finance our operations. At March 31, 1999, we could borrow up to $63.0 million more under the leverage covenants in our senior loan agreement. This debt will also rank ahead of the notes and will be secured by our assets.



The notes will rank equally with our existing senior subordinated debt. As of March 31, 1999, we had $700.3 million principal amount of existing senior subordinated debt, including the notes. If our assets remaining after the senior debt was paid were insufficient to repay all senior subordinated debt, the notes would share proportionately with the other senior subordinated debt. In that event, you would not be repaid in full.



If an event of default occurs under the indenture that governs the notes, that event of default will also constitute an event of default under our senior credit facility. We cannot assure that sufficient funds will be available to repay your notes if there is a default.



NO TRADING MARKET -- THERE IS CURRENTLY NO PUBLIC TRADING MARKET FOR THE NOTES. IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THESE NOTES, YOU MAY NOT BE ABLE TO RESELL THEM.



No active trading market currently exists for the notes and none may develop. The notes will not be listed on any securities exchange. The trading price may depend upon prevailing interest rates, the market for similar securities, and other factors, including general economic conditions and our financial condition, performance and prospects. Although the placement agents have informed us that they intend to make a market in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. If an active trading market does not develop, you may not be able to resell your notes at their fair market value or at all.



OLD NOTE TRANSFER RESTRICTIONS -- NOTES THAT YOU DO NOT EXCHANGE WILL CONTINUE TO BE SUBJECT TO TRANSFER RESTRICTIONS AND MIGHT BECOME LESS LIQUID.



Metrocall did not register the old notes under the Securities Act or any state securities laws. As a result, you may not offer, sell or otherwise transfer the old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or in compliance with an exemption from those registration requirements. Old notes that you do not tender will, after the exchange offer, continue to bear a legend reflecting these restrictions on transfer. If you still hold notes that you have not tendered after the exchange offer, you will not be entitled to any rights to have those notes registered under the Securities Act. See "Description of the Old Notes." We do not intend to register any notes that you have not tendered after the exchange offer. Accordingly, it may be difficult for you to resell your old notes. The old notes are currently and will remain eligible for sale pursuant to Rule 144A through the Private Offerings, Resale and Trading through Automated Linkages market of the National Association of Securities Dealers, Inc.



Your ability to sell unregistered notes that you have not tendered in the exchange offer could be adversely affected by other holders tendering and receiving registered notes. We anticipate that most holders of old notes will exchange them for new notes. As more holders of old notes participate in the exchange, the liquidity of the market for any old notes that remain after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding.



CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.



Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facility will not allow such repurchases. See "Description of the New Notes -- Change of Control."



FORWARD-LOOKING STATEMENTS -- THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS. IF OUR EXPECTATIONS REFLECTED IN THESE FORWARD-LOOKING STATEMENTS PROVE TO BE INCORRECT, OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE EXPECTATIONS.



This prospectus includes or incorporates forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Metrocall, including, among other things:



     - Metrocall's high leverage and need for substantial capital;



     - Metrocall's ability to service its debt;



     - Metrocall's history of operating losses;



     - the restrictive covenants governing Metrocall's indebtedness;



     - Ability to cover fixed charges

     - the amortization of Metrocall's intangible assets;



     - Metrocall's ability to integrate acquisitions and realize cost savings from the elimination of duplicative functions of acquired businesses;



     - the risks associated with Metrocall's ability to implement its business strategies;



     - the impact of competition and technological developments;



     - satellite transmission failures;



     - subscriber turnover;



     - Metrocall's ability to implement its Year 2000 readiness plan;



     - litigation;



     - regulatory changes; and



     - dependence on key suppliers.



Other matters set forth in this prospectus or in the documents incorporated by reference may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.



                                USE OF PROCEEDS



Metrocall will not receive any cash proceeds from the issuance of the new notes. On December 22, 1998, Metrocall received net proceeds of $242.6 million from the issuance of the notes. Of these net proceeds, Metrocall used $229.0 million to repay outstanding indebtedness under its senior credit facility, and used the remaining net proceeds for other corporate purposes.

                                 CAPITALIZATION


This table sets forth Metrocall's capitalization as of March 31, 1999. Since the exchange offer will involve an exchange of outstanding securities, it will have no effect on capitalization. You should read the information set forth below together with "Unaudited Pro Forma Condensed Combined Financial Data" included in this prospectus, and Metrocall's interim condensed consolidated financial statements and consolidated financial statements and the related notes.



                                                                 MARCH 31, 1999
                                                             ----------------------
                                                             (DOLLARS IN THOUSANDS)
Cash and cash equivalents................................          $  12,603
                                                                   =========
Short-term debt:
  Current portion of long-term debt......................          $     687
                                                                   =========
Long-term debt:
  Borrowings under Credit Facility.......................          $  69,000
  11 7/8% Senior Subordinated Notes Due 2005 (A+
     Notes)..............................................                284
  11 7/8% Senior Subordinated Notes Due 2005 (ProNet
     Notes)..............................................            100,000
  10 3/8% Senior Subordinated Notes Due 2007.............            150,000
  9 3/4% Senior Subordinated Notes Due 2007..............            200,000
  11% Senior Subordinated Notes Due 2008(1)..............            248,304
  Capital lease obligations..............................              3,438
  Other long-term debt...................................                431
                                                                   ---------
                                                                     771,457
                                                                   ---------
Series A Convertible Preferred Stock.....................             47,468
Series C Convertible Preferred Stock.....................             98,829
Stockholders' equity:
  Common stock...........................................                417
  Additional paid-in capital.............................            340,624
  Accumulated deficit....................................           (343,092)
                                                                   ---------
     Total stockholders' equity..........................             (2,051)
                                                                   ---------
       Total capitalization..............................          $ 929,033
                                                                   =========


-------------------------


(1) Net of a discount of $1.70 million.

                               THE EXCHANGE OFFER



PURPOSE OF THE EXCHANGE OFFER



When it sold the old notes, Metrocall entered into a registration rights agreement with the placement agents. Metrocall agreed, among other things, to use its best efforts to file a registration statement under the Securities Act for an offer to exchange the old notes for new notes with terms identical in all material respects and to have the registration statement remain effective until the closing of the exchange offer. This exchange offer is being made to satisfy Metrocall's contractual obligations under the registration rights agreement. The approval of federal or state authorities is not required for consummation of the exchange offer.



If the exchange offer is not consummated on or before June 22, 1999, the annual interest rate of the notes will increase by .5% per annum until the exchange offer is consummated.



TERMS OF THE EXCHANGE



Metrocall offers, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange up to $250,000,000 aggregate principal amount of new notes for a like aggregate principal amount of old notes. The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except that the new notes have been registered under the Securities Act and therefore will not contain transfer restrictions and will not provide for an increase in interest payments as a consequence of a failure to register them under the Securities Act. Metrocall will exchange new notes for old notes properly tendered on or prior to the expiration date and not properly withdrawn in accordance with the procedures described below. Metrocall will issue the new notes promptly after the expiration date. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.



The exchange offer is not being made to, and Metrocall will not accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of such jurisdiction.



Old notes that are not tendered for, or are tendered but not accepted, will remain outstanding and be entitled to the benefits of the note indenture, but will not be entitled to any further registration rights under the registration rights agreement.



Metrocall will be considered to have accepted validly tendered old notes if and when it gives oral or written notice to the exchange agent. The exchange agent will act as tendering holders' agent for purposes of receiving the new notes from Metrocall. If Metrocall does not accept any tendered notes for exchange because of an invalid tender or the occurrence of other events, the exchange agent will return the certificates for unaccepted old notes, without expense, to the tendering holder promptly after the expiration date, or, if unaccepted old notes are uncertificated, these securities will be returned, without expense to the tendering holder, promptly after the expiration date via book entry transfer.



METROCALL'S BOARD OF DIRECTORS DOES NOT MAKE ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER OR NOT TO TENDER ALL OR ANY PORTION OF THEIR OLD NOTES. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER THEIR OLD NOTES AND, IF SO, THE AMOUNT OF OLD NOTES TO TENDER.

EXPIRATION DATE



The expiration date for the offer is 5:00 p.m., New York City time, on
             , 1999 unless Metrocall extends the exchange offer. In that case the expiration date will be the latest date and time to which the exchange offer is extended.



CONDITIONS; EXTENSIONS; AMENDMENTS



The exchange offer is not subject to any conditions other than that the offer does not violate applicable law or any applicable interpretations of the SEC staff. The offer is not conditioned upon any minimum principal amount of notes being tendered.



Metrocall reserves the right in its sole discretion:



     - to delay the acceptance of the old notes for exchange,



     - to terminate the exchange offer,



     - to extend the expiration date and retain all old notes that have been tendered, subject, however, to the right of holders of old notes to withdraw their tendered notes, and



     - to waive any condition or otherwise amend the terms of the exchange offer in any respect.



If Metrocall amends the exchange offer in a manner it considers material, or if Metrocall waives a material condition of the exchange offer, Metrocall will promptly disclose such amendment by means of a prospectus supplement, and Metrocall will extend the exchange offer for a period of five to ten business days.



Following any delay in acceptance, extension, termination or amendment, Metrocall will notify the exchange agent and make a public announcement. In the case of an extension, Metrocall will make the announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Metrocall will communicate any public announcement by issuing a release to an appropriate news agency.


PROCEDURES FOR TENDERING OLD NOTES


To tender in the exchange offer, a holder must, unless the tender is being made in book-entry form,



     - complete, sign and date the letter of transmittal, or a facsimile of it,



     - have the signatures guaranteed if required by the letter of transmittal, and



     - mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.



Any financial institution that is a participant in The Depository Trust Company's Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account. Although delivery of old notes may be effected in this way, the letter of transmittal, or facsimile, with any required signature guarantees and any other required documents must be transmitted to and received or confirmed by the exchange agent at its addresses set forth under the caption "Exchange Agent," below, prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder of old notes will constitute an agreement between Metrocall and the holder to the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.



The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, Metrocall recommends that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of old notes should be sent to Metrocall.



Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for them. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner's old notes, either make appropriate arrangements to register ownership of the old notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.



Signature on a letter of transmittal or a notice of withdrawal, must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act, unless the old notes tendered pursuant thereto are tendered



     - by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the letter of transmittal, or



     - for the account of an eligible guarantor institution.



In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by



     - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,



     - a commercial bank or trust company having an office or correspondent in the United States or



     - an eligible guarantor institution.



If the letter of transmittal for any old notes is signed by a person other than the registered holder, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder. If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing. In addition, these persons must submit evidence satisfactory to Metrocall of their authority to act in that capacity with the letter of transmittal. Metrocall can waive this requirement.



Metrocall will determine in its sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. Metrocall reserves the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by it would, in the opinion of Metrocall's counsel, be unlawful. Metrocall also reserves the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Metrocall's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding, on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period Metrocall will determine. Although Metrocall intends to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither Metrocall, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of old notes will not be considered to have been made until any defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.



By tendering, each holder represents to Metrocall that, among other things



     - the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not such person is the holder,



     - that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes, and



     - that neither the holder nor any such other person is Metrocall's affiliate. An affiliate of Metrocall is a person that controls, is controlled by or is under common control with Metrocall.



RESALES OF NEW NOTES



Metrocall believes that the new notes issued in the exchange offer for old notes may be offered for resale, resold and otherwise transferred by the holder without compliance with the registration and prospectus delivery requirements of the Securities Act, if



     - the holder is acquiring the new notes in the ordinary course of its business,



     - the holder is not participating, and has no arrangement or understanding to participate, in the distribution of the new notes, and



     - The holder is not an affiliate of Metrocall.



Metrocall's belief is based on interpretations by the SEC staff in no-action letters issued to third parties unrelated to Metrocall. The staff has not considered this exchange offer in the context of a no-action letter, and Metrocall cannot assure you that the staff would make a similar determination with respect to this exchange offer.



Any holder of the old notes using the exchange offer to participate in a distribution of new notes cannot rely on the no-action letters referred to above. This includes a broker-dealer that acquired old notes directly from Metrocall, but not as a result of market-making activities or other trading activities. Consequently, the holder must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from these requirements. Each broker-dealer that receives new notes for its own account in exchange for old notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging that it will deliver a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of Securities Act. Metrocall has agreed that for a period of 180 days after the expiration date, it will make this prospectus available to broker-dealers for use in connection with any resale covered by these rules. See "Plan of Distribution." Except as described above, this prospectus may not be used for an offer to resell, resale or other retransfer of new notes.


WITHDRAWAL RIGHTS


Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on the expiration date.



For a holder to withdraw a tender of old notes, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address below before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must



     - specify the name of the person who deposited the old notes to be withdrawn,



     - identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes,



     - be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender, and



     - specify the name of which any withdrawn old notes are to be registered, if different from that of the depositor.



Metrocall will determine all questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer and no new notes will be issued unless the old notes withdrawn are validly re-tendered. Any old notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by the following one of the procedures described above under the caption "Procedures for Tendering" at any time prior to the expiration date.


EXCHANGE AGENT


First Union National Bank has been appointed as exchange agent for the exchange offer. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent as follows:


                           First Union National Bank
                     Customer Information Center -- NC1153
                       1525 West W.T. Harris Blvd., 3C3,
                      Charlotte, North Carolina 28262-1153
                              Phone: 704-590-7408
                            Facsimile: 704-590-7628
                              Attn: Michael Klotz


Delivery other than to the above address or facsimile number will not constitute a valid delivery.


FEES AND EXPENSES


Metrocall will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. It will pay other expenses to be incurred in the exchange offer, including the fees and expenses of the exchange agent, accounting and legal fees. Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however,



     - new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered, or



     - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or



     - a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,



then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.


ACCOUNTING TREATMENT


The new notes will be recorded at the same carrying value as that of the old notes as reflected in the Metrocall's accounting records on the date of the exchange. Accordingly, Metrocall will not recognize any gain or loss for accounting purposes upon completion of the exchange offer. The expenses related to the issuance of the notes and of the exchange offer will be capitalized and amortized over the term of the notes.

                          DESCRIPTION OF THE NEW NOTES


The new notes will be issued under the Indenture between Metrocall and First Union National Bank, as Trustee. The terms of the notes include those terms stated in the Indenture and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939. You can find the definitions of terms used in this description under "-- Definitions." This section contains a summary and a more detailed description of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it and not this description defines your rights as holders of these notes. You may obtain a copy of the Indenture from Metrocall.



PRINCIPAL, MATURITY AND INTEREST



The new notes



     - have a maximum aggregate principal amount of $250.0 million.



     - will mature on September 15, 2008.



     - accrue interest at 11% per year, payable semi-annually on March 15 and September 15.



Metrocall will issue new notes with a maximum aggregate principal amount of $250.0 million. Metrocall will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on September 15, 2008. Subject to the covenants described below under "-- Covenants," Metrocall may issue additional notes under the Indenture. These notes and any additional notes subsequently issued would be treated as a single class for all purposes under the Indenture.



Metrocall will pay interest on the notes semi-annually in arrears on each March 15 and September 15 (each an "Interest Payment Date") at the rate of 11% per annum. Interest on each new note shall accrue from the last Interest Payment Date on which interest was paid on the old notes so surrendered. Metrocall will make each interest payment to the persons in whose names the notes are registered at the close of business on the preceding March 1 and September 1. Interest will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.



Principal of, and premium, if any, and interest on each note will be payable and the notes may be presented for transfer or exchange at the office or agency of Metrocall maintained for such purpose. At the option of Metrocall, payment of interest may be made by check mailed to registered holders of the notes at the addresses set forth on the registry books maintained by the Trustee, who will initially act as registrar for the notes. No service charge will be made for any exchange or registration of transfer of notes, but Metrocall may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Unless otherwise designated by Metrocall, Metrocall's office or agency will be the corporate trust office of the Trustee.


OPTIONAL REDEMPTION


Metrocall may redeem any of the notes beginning on September 15, 2003. The initial redemption price is 105.5% of the principal amount, plus accrued interest. The redemption price will decline each year after 2003 and will be 100% of the principal amount, plus accrued interest, beginning on September 15, 2006.

Beginning on September 15, 2003, Metrocall may redeem all or part of the notes upon giving not less than 30 nor more than 60 days' notice at the redemption prices expressed as percentages of principal amount set forth below:


YEAR                                                  PERCENTAGE
----                                                  ----------
2003................................................   105.500%
2004................................................   103.667%
2005................................................   101.833%
2006 and thereafter.................................   100.000%


Metrocall must also pay accrued and unpaid interest on the notes up to but not including the redemption date. The redemption prices listed above apply to any optional redemption of notes by Metrocall during the 12-month period beginning on September 15 of the years indicated above.



If Metrocall is redeeming or purchasing less than all of the notes pursuant to any purchase offer required under the Indenture, the Trustee shall select notes for redemption or purchase in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that Metrocall shall not redeem or purchase in part any notes with a principal amount of less than $1,000. Metrocall shall mail notice of redemption by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at the last address for such holder then shown on the registry books. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount to be redeemed, which portion shall not be less than $1,000. Metrocall shall issue a new note in principal amount equal to the unredeemed or unpurchased portion in the name of the holder upon cancellation of the original note.



If Metrocall is redeeming the notes in part, Metrocall will not be required:



     - to exchange or register the transfer of any notes for a period of 15 days before the selection of Notes for redemption, or



     - to exchange or register the transfer of any notes so selected, except the unredeemed portion of any such notes being redeemed in part.



On and after the redemption or purchase date, interest will cease to accrue on the notes or portions thereof called for redemption or purchase, whether or not such notes are presented for payment at the office of the paying agent for the notes in New York, New York unless Metrocall defaults in the payment of the redemption or purchase price.


SINKING FUND


There will be no sinking fund payments for the notes.


RANKING


The notes will rank behind all of Metrocall's existing and future Senior Debt. This means that holders of Senior Debt are entitled, if Metrocall defaults, to be paid in full before any payments are made on the notes or any other Metrocall subordinated Debt. In addition, the senior lenders will have the right to block current payments on the notes if there is a default under the Senior Debt.

The notes will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior payment in full of all existing and future Senior Debt. Upon any payment or distribution of assets of Metrocall to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets, bankruptcy, insolvency or any similar proceedings of Metrocall, the holders of Senior Debt will first be entitled to receive payment in full of principal of, premium, if any, and interest on such Senior Debt before the holders of notes are entitled to receive any payment of principal of, premium, if any, or interest on the notes or on account of the purchase or redemption or other acquisition of notes by Metrocall or any subsidiary of Metrocall. Notwithstanding the foregoing, in the event that the Trustee or the holder of any note receives any payment or distribution of assets of Metrocall of any kind or character before all the Senior Debt is paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other Person making payment or distribution of assets of Metrocall for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full.



Metrocall may not make any payments on account of the notes or on account of the purchase or redemption or other acquisition of notes if there shall have occurred and be continuing a default in the payment when due of principal of, premium, if any, or interest on any Senior Debt, including without limitation any default in the payment when due of any commitment or facility fees, letter of credit fees or agency fees under the Credit Facility, or any default in payment when due of any reimbursement obligation of Metrocall with respect to any letter of credit issued under the Credit Facility (a "Senior Payment Default"). In addition, if there shall have occurred and be continuing any default, other than a Senior Payment Default, with respect to the Credit Facility or any Designated Senior Debt that permits, or with the giving of notice or lapse of time or both would permit, the holders thereof, or a trustee on behalf thereof, to accelerate the maturity thereof (a "Senior Nonmonetary Default"), and Metrocall and the Trustee have received written notice thereof from the agent bank for the Credit Facility or from an authorized person on behalf of any Designated Senior Debt, then Metrocall may not make any payments on account of the notes or on account of the purchase or redemption or other acquisition of notes for a period (a "blockage period") commencing on the date Metrocall and the Trustee receive such written notice and ending on the earlier of: 179 days after such date, or the date, if any, on which the Senior Debt to which such default relates is discharged or such default is waived or otherwise cured.



In any event, not more than one blockage period may be commenced during any period of 360 consecutive days, and there shall be a period of at least 181 consecutive days in each period of 360 consecutive days when no blockage period is in effect. No Senior Nonmonetary Default that existed or was continuing on the date of the commencement of any blockage period with respect to the Senior Debt initiating such blockage period will be, or can be, made the basis for the commencement of a subsequent blockage period, unless such default has been cured or waived for a period of not less than 90 consecutive days. In the event that, notwithstanding the foregoing, Metrocall makes any payment to the Trustee or the holder of any note prohibited by the subordination provisions, then such payment will be required to be paid over and delivered forthwith to the holders of the Senior Debt remaining unpaid, to the extent necessary to pay in full all the Senior Debt.



By reason of such subordination, in the event of insolvency of Metrocall, creditors of Metrocall who are not holders of Senior Debt or of the notes may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of the notes.

The subordination provisions described above will cease to be applicable to the notes upon any defeasance or covenant defeasance of the notes as described below under "Defeasance."



DEFINITIONS



Set forth below is a summary of terms used in this description of the new notes. We refer you to the Indenture for the full definition of all such terms.


"Acquired Debt" means, with respect to any Person,


     - Debt of such Person existing at the time such Person becomes a Subsidiary of Metrocall or such Person is merged into a Subsidiary of Metrocall and



     - Debt assumed by such Person in connection with the acquisition of assets by such Person from another Person other than Metrocall or any of its Subsidiaries, provided that such Debt was not Incurred in connection with or in contemplation of such Person becoming a Subsidiary of Metrocall or such acquisition of assets, as the case may be.


"Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.


"Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries, excluding a disposition by a Subsidiary of such Person to such Person or a wholly owned Subsidiary of such Person or by such Person to a wholly owned Subsidiary of such Person, and excluding the creation of a lien, pledge or security interest of



     - shares of Capital Stock, other than directors' qualifying shares, or other ownership interests of a Subsidiary of such Person,



     - substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or



     - other assets or rights of such Person or any of its Subsidiaries outside of the ordinary course of business, in any case where the consideration received by such Person or a Subsidiary of such Person or the fair market value of the assets subject to such disposition exceeds $1.0 million.



"Asset Exchange Transaction" means any transaction pursuant to which properties or assets of Metrocall or a Subsidiary of Metrocall constituting a paging system within a geographically identifiable area and related properties and assets (an "Identifiable Paging System") or all of the shares of Capital Stock of a Subsidiary of Metrocall, the properties and assets of which constitute an Identifiable Paging System, are to be exchanged for properties or assets constituting an Identifiable Paging System of another Person or Persons or all of the shares of Capital Stock of another Person or Persons the properties and assets of which constitute an Identifiable Paging System.



"Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee of the property subject to such sale and leaseback transaction for rental payments during the remaining term of the lease included in such transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty, after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.



"Board of Directors," when used with reference to Metrocall, means the Board of Directors of Metrocall, or the Executive Committee of the Board of Directors of Metrocall.



"Board Resolution" means a resolution of the Board of Directors of Metrocall.


"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York or the city in which the Corporate Trust Office is located are authorized or obligated by law or executive order to close.

"Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.


"Capital Stock" of any Person means any and all shares, interests, participations or other equivalents of corporate stock of such Person and all other equity interests in such Person.


"Change of Control" means the occurrence of one or more of the following events:


     - a person, entity or group of persons or entities, as that term is used in
       Section 13(d)(3) of the Securities Exchange Act, shall have become the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, of a majority of the securities of Metrocall ordinarily having the right to vote in the election of directors,



     - during any consecutive three-year period commencing on or after the date of the Indenture, individuals who at the beginning of such period constituted the Board of Directors of Metrocall, together with any directors who are members of such Board of Directors on the date of the Indenture and any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Metrocall was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office,



     - any sale, lease, exchange or other transfer of all, or substantially all, the assets of Metrocall to any person or entity or group of persons or entities other than any wholly owned Subsidiary of Metrocall,



     - the merger or consolidation of Metrocall with or into another corporation or the merger of another corporation into Metrocall with the effect that immediately after such transaction any person or entity or group of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors, or

     - the adoption of a plan leading to the liquidation or dissolution of Metrocall.


"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated Cash Flow" of any Person means for any period the Consolidated Net Income of such Person for such period plus


     - Consolidated Interest Expense of such Person for such period, plus



     - the consolidated income tax expense of such Person and its consolidated Subsidiaries for such period, plus



     - the consolidated depreciation and amortization expense included in the income statement of such Person and its consolidated Subsidiaries for such period, plus



     - other non-cash charges reducing Consolidated Net Income for such period, excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period, minus



     - non-cash items increasing Consolidated Net Income for such period. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that the net income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if and to the extent such Subsidiary could have paid such amount at the date of determination as a dividend to Metrocall by such Subsidiary without prior governmental approval, pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.


"Consolidated Fixed Charges" of any Person means for any period


     - Consolidated Interest Expense of such Person plus



     - Preferred Stock dividends declared and payable in cash or in kind in such period, or accrued in such period, whether or not declared and payable, in the case of cumulative Preferred Stock, by such Person or any of its consolidated Subsidiaries, other than any such dividends payable only in shares of Common Stock or options, warrants or other rights to purchase or acquire Common Stock, or payable by a Subsidiary of such Person to such Person or one of its wholly owned Subsidiaries.



"Consolidated Interest Expense" of any Person means for any period the consolidated interest expense included in a consolidated income statement, without deduction of interest income, of such Person and its consolidated Subsidiaries for such period determined in accordance with GAAP, including without limitation or duplication,



     - the amortization of Debt discounts,



     - any payments of fees with respect to letters of credit, bankers' acceptances or similar facilities,



     - fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements, other than fees or charges related to the acquisition or termination thereof which are not allocable to interest expense in accordance with GAAP, and



     - the interest component associated with Capital Lease Obligations.



"Consolidated Net Income" of any Person means for any period the net income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that there shall be excluded therefrom



     - the net income of any Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends and the making of distributions to such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such Subsidiary without violation of any such restrictions,



     - the net income of any Person that is not a consolidated Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period,



     - any gain or loss on any Asset Disposition by such Person or any of its Subsidiaries and



     - any extraordinary gain or loss.


"Corporate Trust Office" means the principal corporate trust office of the Trustee at which, at any particular time, its corporate trust business shall be administered, which office at the date of execution of the Indenture is located at 800 East Main Street -- LM Level, Richmond, Virginia 23219.


"Credit Facility" means the Fourth Amended and Restated Loan Agreement dated as of December 22, 1998, among Metrocall, certain lenders and Toronto Dominion (Texas), Inc., as administrative agent for the lenders, providing for a senior secured credit facility, as the same may be amended, modified, supplemented, extended, renewed, restated, refunded, refinanced, restructured or replaced from time to time.



"Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent,



     (1) indebtedness of such Person for money borrowed,



     (2) indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments,



     (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person,



     (4) every obligation of such Person issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business,



     (5) every Capital Lease Obligation of such Person,



     (6) Attributable Debt of such Person,



     (7) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination,



     (8) every obligation of another Person secured by a Lien on any asset of such Person, provided, however, that unless such Debt constitutes Debt of the referent Person pursuant to any other clause of this definition, the amount of such Debt shall be the lesser of the fair market value of such asset or the amount of such Debt and



     (9) every obligation of the type referred to in items (1) through (8) above of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.



"Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.



"Designated Senior Debt" means any Senior Debt, other than under the Credit Facility, in an original principal or committed amount of not less than $50.0 million where the instrument governing such Senior Debt expressly states that such Debt is "Designated Senior Debt" for purposes of the Indenture and a Board Resolution setting forth such designation by Metrocall has been filed with the Trustee.



"Event of Default" means any of those events described in "Events of Default" below.



"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.


"Guaranty" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person


     - to purchase or pay or advance or supply funds for the purchase or payment of such Debt or to purchase or to advance or supply funds for the purchase of any security for the payment of such Debt,



     - to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or



     - to maintain working capital, equity capital or other financial condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt, and "Guarantee," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing; provided, however, that the Guaranty by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.



"Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur by conversion, exchange or otherwise, assume, Guarantee or otherwise become liable in respect of such Debt or other obligation, or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person, and "Incurrence," "Incurred," "Incurrable" and "Incurring" have meanings correlative to the foregoing; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.



"Indenture" means the Indenture, dated as of December 22, 1998, between Metrocall and the Trustee.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, security interest, lien, charge, encumbrance of any kind in respect of such properties or assets or other security agreement including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.



"Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received from such Person, net of



     - all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition,



     - all payments made by such Person or its Subsidiaries on any Debt which is secured by the assets subject to such Asset Disposition in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition,



     - all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Asset Disposition, and



     - a reasonable reserve for the after-tax costs of any indemnification payments attributable to the seller's indemnities to the purchaser undertaken by Metrocall or any of its Subsidiaries in connection with such Asset Disposition.



"Officer" means any of the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Secretary or Assistant Treasurer or Assistant Secretary of Metrocall.



"Officers' Certificate" means a certificate signed by two Officers or by an Officer and an Assistant Treasurer of Metrocall stating that, in the opinion of the signers, all conditions precedent and covenants provided for in the Indenture relating to the proposed action have been complied with.


"Permitted Liens" means:


     - Liens incurred and pledges and deposits made in the ordinary course of business in connection with liability insurance, workers' compensation, unemployment insurance, old-age pensions, and other social security benefits other than in respect of employee benefit plans subject to ERISA,



     - Liens securing performance, surety, and appeal bonds and other obligations of like nature incurred in the ordinary course of business,



     - Liens on goods and documents securing trade letters of credit,



     - Liens imposed by law, such as carriers', warehousemen's, mechanics', materialmen's, and vendors' liens, incurred in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings,



     - Liens securing the payment of taxes, assessments, and governmental, charges or levies either not delinquent or being contested in good faith by appropriate legal or administrative proceedings, and as to which adequate reserves shall have been established on the books of the relevant Person in conformity with GAAP,

     - zoning restrictions, easements, rights of way, reciprocal easement agreements, operating agreements, covenants, conditions, or restrictions on the use of any parcel of property that are routinely granted in real estate transactions or do not interfere in any material respect with the ordinary conduct of the business of Metrocall and its Subsidiaries or the value of such property for the purpose of such business,



     - Liens on property existing at the time such property is acquired and Liens on the assets of any Subsidiary of Metrocall at the time such Subsidiary is acquired, provided such Liens apply only to such acquired property,



     - Liens existing as of the date of the Indenture,



     - Liens securing Debt Incurred for the purpose of financing all or any part of the cost of acquiring any property, equipment or other assets, provided that such Debt is Incurred prior to, at the time of, or within 60 days after the acquisition of such assets solely for the purpose of financing the acquisition of such assets in compliance with the provision described under "Limitation on Incurrence of Debt" covenant below,



     - any attachment or judgment Lien, unless the judgment it secures would constitute an Event of Default,



     - Liens with respect to assets of a Subsidiary granted by such Subsidiary to Metrocall to secure Debt owing to Metrocall,



     - rights of banks to set off deposits against debts owed to said banks,



     - any interest or title of a lessor in property of Metrocall or a Subsidiary of Metrocall subject to any capitalized lease or operating lease, as each are defined under generally accepted accounting principles,



     - other Liens incidental to the conduct of the business of Metrocall or any of its Subsidiaries, as the case may be, or the ownership of their assets that do not materially detract from the value of the property of Metrocall or a Subsidiary of Metrocall subject thereto,



     - Liens securing Refinancing Debt, provided that such Liens only extend to the property or assets securing the Debt being refinanced, such refinanced Debt was previously secured by similar Liens on such property or assets and the Debt or other obligations secured by such Liens is not increased, and



     - Liens in addition to the foregoing securing Debt not to exceed $500,000 in the aggregate outstanding at any time.



"Permitted Stock Repurchase" means, with respect to Metrocall, the purchase or redemption for fair market value, as determined by a majority of the Board of Directors of Metrocall, including a majority of the independent, disinterested directors, and evidenced by a resolution of the Board of Directors of Metrocall, of shares of Capital Stock of Metrocall, including stock appreciation rights and similar securities, held by any present or former officer of Metrocall or by an employee stock ownership plan or similar trust for the account of such present or former officer upon such person's death, disability, retirement or termination of employment or under the terms of any such plan or any other agreement under which such shares were originally issued.


"Person" means an individual, partnership, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.



"Pro Forma Consolidated Cash Flow" of any Person means for any period the Consolidated Cash Flow of such Person for such period calculated on a pro forma basis to give effect to any Asset Disposition or acquisition of assets not in the ordinary course of business during such period or subsequent to such period, as if such Asset Disposition or acquisition had taken place on the first day of such period.


"Redeemable Stock" means any equity security that by its terms or otherwise is required to be redeemed prior to the stated maturity of the Notes, or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the Notes.


"Refinancing Debt" means



     - any Debt of Metrocall that renews, refunds or extends any outstanding Debt of Metrocall or a Subsidiary of Metrocall which Debt was Incurred in compliance with the Indenture, other than Debt Incurred under the Credit Facility or in connection therewith, and



     - any Debt of a Subsidiary of Metrocall that renews, refunds or extends any Debt of such Subsidiary which Debt was Incurred in compliance with the Indenture, other than Guarantees of Debt Incurred under the Credit Facility or in connection therewith, in any case in an amount not to exceed the outstanding principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by Metrocall as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of Metrocall Incurred in connection with such refinancing, provided that



          - in the case of any refinancing of the Notes or any pari passu Debt, such Refinancing Debt is made pari passu or subordinate in right of payment to the Notes,



          - in the case of any refinancing of Debt that is subordinate in right of payment to the Notes, such Refinancing Debt is made subordinate in right of payment to the Notes to the same extent as the Debt refinanced thereby, and



          - such Refinancing Debt has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Debt being renewed, refunded or extended.



"Related Person" means any Person owning 5% or more of the outstanding Common Stock of Metrocall or a Subsidiary of Metrocall, or 5% or more of the Voting Stock of Metrocall or a Subsidiary of Metrocall.



"Senior Debt" means



     (1) the principal of, premium, if any, and interest on, penalties and any obligation of Metrocall for reimbursement, indemnities and fees relating to, Debt outstanding pursuant to the Credit Facility,

     (2) all other debt of Metrocall referred to in the definition of Debt other than items (7) and (9) with respect to item (7) of that definition,



     (3) payment obligations of Metrocall under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements required by the Credit Facility, where the counterparty to such agreement is a lender under the Credit Facility, and



     (4) all renewals, extensions, modifications, refinancings, refundings and amendments of any Debt or payment obligations referred to in items (1),
         (2) or (3) above, including, without limitation, any interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements that are entered into by Metrocall for the purpose of modifying, terminating or hedging any agreement that constitutes Senior Debt under item (3) above whether or not such modification, termination or hedge was required by the Credit Facility and whether or not the counterparty to such agreement is a lender or former lender under such Credit Facility, unless, in the case of any particular Debt referred to above,



          - such Debt is owed to a Subsidiary of Metrocall,



          - the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt is not superior in right of payment to the Notes,



        - such Debt is Incurred in violation of the Indenture, or



        - such Debt is by its terms subordinate in right of payment in respect of any other Debt of Metrocall.


"Significant Subsidiary" means, at any date of determination, any Subsidiary that, together with its Subsidiaries,


     - for the most recent fiscal year of Metrocall, accounted for more than 10% of the consolidated revenues of Metrocall and its Subsidiaries or



     - as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Metrocall and its Subsidiaries, all as set forth on the most recently available consolidated financial statements of Metrocall for such fiscal year.


"Subsidiary" of any Person means


     - a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof or



     - any other Person other than a corporation in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, provided that an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of Metrocall for purposes of the Indenture.



"Trustee" means First Union National Bank, a national banking association with its principal corporate office in Richmond, Virginia.


"Unrestricted Subsidiary" means

     - any Subsidiary of Metrocall that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and



     - any Subsidiary of an Unrestricted Subsidiary.



     The Board of Directors may designate any Subsidiary Metrocall to be an Unrestricted Subsidiary unless such Subsidiary holds any Lien on any property of Metrocall or any Subsidiary that is not, or is not to be designated as, an Unrestricted Subsidiary; provided, that



        (1) any Guaranty by Metrocall or any Subsidiary of any Debt of the Subsidiary being so designated shall be deemed an "Incurrence" of Debt and an investment by Metrocall or such Subsidiary, or both, if applicable, at the time of such designation,



        (2) either the Subsidiary to be so designated has total assets of $10,000 or less, or if such Subsidiary has total assets greater than $10,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and



        (3) if applicable, the Incurrence of Debt and the investment referred to in item (1) above would be permitted under the "Limitation on Incurrence of Indebtedness" and "Limitation on Restricted Payments" covenants described below.



     The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary; provided that immediately after giving effect to such designation,



        - all Liens and Debt of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred, and shall be deemed to have been Incurred, for all purposes of the Indenture and



        - no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of a resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.



"Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors or persons performing similar functions of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.


"Weighted Average Life to Maturity" means, when applied to any Debt at any date, the number of years obtained by dividing


     - the sum of the products obtained by multiplying



        - the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by



        - the number of years calculated to the nearest one-twelfth that will elapse between such date and the making of such payment, by



     - the then outstanding principal amount of such Debt.

COVENANTS



The Indenture contains covenants with which Metrocall must comply. Here is a summary and more detailed description of the principal covenants.



LIMITATION ON INCURRENCE OF DEBT. Metrocall may not incur additional Debt if as a result its total Debt would exceed 6.0 times its annualized operating cash flow, subject to exceptions including borrowings of up to $200.0 million under its senior credit facility, intercompany Debt, and Debt incurred to refinance existing Debt. Annualized operating cash flow is Metrocall's earnings before interest, taxes, depreciation and amortization for its most recent quarter multiplied by four.



Metrocall may not Incur, and may not permit any of its Subsidiaries to Incur, any Debt; provided, however, that



     - Metrocall may Incur any Debt and



     - Metrocall may permit a Subsidiary to Incur Acquired Debt, if, in either case, immediately thereafter the ratio of the aggregate principal amount of Debt of Metrocall and its Subsidiaries outstanding as of the date of such Incurrence to Pro Forma Consolidated Cash Flow for the most recently ended full fiscal quarter multiplied by four, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such fiscal quarter, would be less than
       6.0 to 1 but greater than zero.



Notwithstanding the foregoing limitation, Metrocall may Incur and, as applicable, may permit its Subsidiaries to Incur, without duplication, the following Debt:



     (1) Debt of Metrocall or any Subsidiary under the Credit Facility in an aggregate principal amount not to exceed $200.0 million at any one time outstanding,



     (2) Guarantees by Subsidiaries of Debt under the Credit Facility Incurred by Metrocall in accordance with this covenant,



     (3) Debt of Metrocall evidenced by the notes,



     (4) Debt owed by Metrocall to any Subsidiary of Metrocall or owed by any Subsidiary of Metrocall to Metrocall or any other Subsidiary of the Company, but only so long as such Debt is held by Metrocall or such Subsidiary,



     (5) Debt outstanding on the date the notes are originally issued under the Indenture,



     (6) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instruments drawn against insufficient funds in the ordinary course of business, provided that such Debt is extinguished within two Business Days of its Incurrence,



     (7) Refinancing Debt, and



     (8) renewals of Guarantees permitted by item (2) above.



For purposes of determining any particular amount of Debt under this covenant, Guarantees of, or obligations with respect to letters of credit supporting, Debt otherwise included in the determination of such amount shall not also be included. For the purpose of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, Metrocall, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses; and the amount of Debt issued at a price which is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.


LIMITATION ON LAYERING. Metrocall cannot create Debt that ranks below Senior Debt but ahead of the notes.



The Indenture provides that so long as the notes are outstanding Metrocall will not Incur any Debt that is by its terms subordinate or junior in any respect in right of payment to any Senior Debt and that is senior in any respect in right of payment to the notes.



LIMITATION ON RESTRICTED PAYMENTS. Metrocall may not make restricted payments -- such as cash dividends on capital stock, repurchases or redemptions of stock, or investments in or loans to entities in which Metrocall has an interest -- except as permitted by a formula. The formula allows restricted payments equal to the sum of (1) the excess of the ratio of cumulative cash flow over two times cumulative fixed charges since June 30, 1995 plus (2) the proceeds of equity issuances since June 30, 1995.



There are separate restricted payments "baskets" permitting



     - repurchases of stock or stock rights from officers of Metrocall or an employee stock ownership plan at fair market value, up to $2.0 million per individual and $6.0 million in total,



     - investments in telecommunications businesses of up to $20.0 million in total, and



     - other restricted payments not to exceed $10.0 million in total.



Metrocall may not, and may not permit any of its Subsidiaries to,



     (1) directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof, including pursuant to a merger or consolidation of Metrocall, but excluding any dividends or distributions payable solely in shares of its Capital Stock, other than Redeemable Stock or in options, warrants or other rights to acquire its Capital Stock other than Redeemable Stock, other than dividends or distributions payable to Metrocall or any wholly owned Subsidiary of Metrocall, or by a Subsidiary of Metrocall to a holder who is not Metrocall or a Subsidiary of Metrocall, provided that such dividend or distribution is paid to all holders of the Capital Stock of the payor of such dividend pro rata in accordance with their respective interests,



     (2) directly or indirectly repurchase, redeem or otherwise acquire or retire for value any Capital Stock of Metrocall or any Related Person or any options, warrants or rights to purchase or acquire shares of Capital Stock of Metrocall or any Related Person,



     (3) purchase or otherwise acquire any Capital Stock of, or make any loan, advance, capital contribution to or investment in, or any payment on a Guarantee of any obligation of, any Affiliate or any Related Person, other than Metrocall or a Subsidiary of Metrocall, inclusive of any such purchase, loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of, any Affiliate or Related Person pursuant to a transaction whereby any such Person becomes an Affiliate or Related Person, but exclusive of any such purchase, loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of, any Person pursuant to a transaction whereby any such Person becomes a Subsidiary of Metrocall, in each case unless otherwise prohibited by the terms of the Indenture, or

     (4) redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, other than with the proceeds of Refinancing Debt, Debt of Metrocall which is subordinate in right of payment to the notes, each of items (1) through (4) above being a "Restricted Payment", if at the time of such Restricted Payment, or after giving effect thereto:


     - an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing,



     - Metrocall could not incur $1.00 of additional Debt pursuant to the first paragraph of the Covenant described under "-- Limitation on Incurrence of Debt" above, or



     - the aggregate of all Restricted Payments from June 30, 1995 exceeds the sum of:



     - the excess of (1) 100% of cumulative Consolidated Cash Flow after June 30, 1995 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of Metrocall are available, as determined in good faith by Metrocall, over (2) the product of 2.0 times cumulative Consolidated Fixed Charges after June 30, 1995 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of Metrocall are available, as determined in good faith by Metrocall, and



     - 100% of the aggregate net proceeds received by Metrocall from the issuance or sale after June 30, 1995 of (1) Capital Stock, other than Redeemable Stock, of Metrocall or options, warrants or other rights to acquire Capital Stock, other than Redeemable Stock, of Metrocall or (2) Debt of Metrocall that has been converted or exchanged into Capital Stock, other than Redeemable Stock of Metrocall.


The foregoing provision will not be violated by reason of


     (1) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision,



     (2) any payment for the purchase, redemption, acquisition or retirement of any shares of Capital Stock of Metrocall in exchange for, or out of the net proceeds of the substantially concurrent sale, other than to a Subsidiary of Metrocall of other shares of Capital Stock, other than Redeemable Stock of Metrocall,



     (3) the purchase, redemption, defeasance or other acquisition or retirement of Debt of Metrocall which is subordinate in right of payment to the notes, in exchange for, by conversion into, or out of the net proceeds of, a substantially concurrent (a) issuance or sale other than to a Subsidiary of Capital Stock, other than Redeemable Stock of Metrocall, or (b) Incurrence of Refinancing Debt with respect to such subordinated Debt,



     (4) Permitted Stock Repurchases by Metrocall not to exceed $2.0 million individually or $6.0 million in the aggregate during such time as any of the notes is outstanding,



     (5) Restricted Payments consisting of investments in telecommunications businesses in an aggregate amount not exceeding $20.0 million, or

     (6) the making of other Restricted Payments in an aggregate amount not exceeding $10.0 million, provided that no Default or Event of Default shall have occurred and be continuing at the time, or shall occur as a result, of any of the actions contemplated in items (2) through (6) above. Any payment made pursuant to items (1) through (4) above, other than item (3)(b) above, shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments under the preceding paragraph.



LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING
SUBSIDIARIES. Metrocall generally cannot allow its subsidiaries to be subject to restrictions on their ability to pay money to Metrocall.



Metrocall may not, and may not permit any Subsidiary of Metrocall to, create, assume or otherwise suffer to exist any encumbrance or restriction on the ability of any Subsidiary of Metrocall, directly or indirectly,



     - to pay dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to Metrocall or any other Subsidiary of Metrocall,



     - to make loans or advances to Metrocall or any Subsidiary of Metrocall, or



     - to transfer any of its property or assets to Metrocall or a Subsidiary of Metrocall.



Notwithstanding the foregoing, Metrocall may, and may permit any of its Subsidiaries to, create, assume or otherwise suffer to exist any such encumbrance or restriction on the ability of any Subsidiary of Metrocall if and to the extent



     - subject to the provisions described under "-- Limitations on Mergers, Consolidations and Certain Sales of Assets," such encumbrance or restriction existed prior to the time any Person became a Subsidiary of Metrocall and such restriction or encumbrance was not incurred in anticipation of such acquisition of such Person by Metrocall; provided, however, that such restriction or encumbrance applies only to such Person, its Subsidiaries and their respective properties and assets, and is not applicable to any other Person, properties or assets,



     - such encumbrance or restriction is contained in an operating lease for real property and is effective only upon the occurrence and during the continuance of a default in the payment of rent,



     - such encumbrance or restriction is the result of applicable corporate law or regulation relating to the payment of dividends or distributions,



     - such encumbrance or restriction is the result of any applicable statute, regulation or administrative rule that restricts the transfer of licenses or permits, or



     - such encumbrance or restriction is contained in the Credit Facility on the date of the Indenture, including any amendment, modification, supplement, restatement or replacement of such Credit Facility after the date of the Indenture, provided that the terms and conditions of such amendment, modification, supplement, restatement or replacement in respect of such encumbrance or restriction are not less favorable to the holders of the notes than the terms and conditions in respect of such encumbrance or restriction of the Credit Facility on the date of the Indenture.



LIMITATION ON LIENS. Metrocall may not pledge its assets as collateral for any Debt that ranks equally with the notes, unless the notes also get the benefit of the pledge.

Metrocall will not, and will not permit any Subsidiary of Metrocall to, create, incur, assume or suffer to exist any Lien, other than Permitted Liens, upon or in respect of any of its property or assets to secure any Debt that is pari passu with or subordinate in right of payment to the notes, unless the notes are secured equally and ratably substantially simultaneously with or prior to the creation, Incurrence or assumption of such Lien; provided, however, that if such Debt is expressly subordinate to the notes, the Lien securing such subordinated Debt shall be subordinate and junior to the Lien securing the notes with the same relative priority as such subordinated Debt shall have with respect to the notes.



LIMITATION ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS. Metrocall may not enter into transactions with its major stockholders or persons it controls, is controlled by or is under common control with, unless Metrocall complies with specified procedures.



Metrocall may not, and may not permit any Subsidiary of Metrocall to, directly or indirectly, enter into any transaction or series of related transactions on or after the date of the Indenture with any Affiliate or Related Person, other than Metrocall or a wholly owned Subsidiary of Metrocall, unless



     - such transaction or series of transactions is on terms no less favorable to Metrocall or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or a Related Person; and



     - if such transaction or series of transactions involves aggregate consideration in excess of $1.0 million, such transaction or series of transactions is approved by a majority of the Board of Directors of Metrocall, including the approval of a majority of the independent, disinterested directors, as fair to Metrocall from a financial point of view and is evidenced by a resolution of the Board of Directors of Metrocall, or Metrocall shall have obtained the written opinion of a nationally recognized independent financial advisor stating that such transaction or series of transactions is fair to Metrocall from a financial point of view.


This covenant will not apply to


     - transactions between Metrocall or any of its Subsidiaries and any employee of Metrocall or any of its Subsidiaries that are entered into in the ordinary course of business,



     - the payment of reasonable and customary regular fees and expenses to directors of Metrocall,



     - the making of indemnification, contribution or similar payments to any director or officer of Metrocall or any Subsidiary of Metrocall under Metrocall's or such Subsidiary's charter or bylaws or any indemnification or similar agreement between Metrocall or any such Subsidiary and any of its directors or officers (collectively, the "Indemnification Agreements"),



     - the entering into any Indemnification Agreements with any current or future directors or officers of any Subsidiary of Metrocall or



     - Restricted Payments other than investments permitted under the "Limitation on Restricted Payments" covenant.



LIMITATION ON CERTAIN ASSET DISPOSITIONS. Metrocall may not dispose of assets in excess of $1 million, unless it receives the fair market value for the assets, at least 80% of the consideration is in cash, and all net proceeds are reinvested in the business, used to repay Senior Debt, or used to repurchase subordinated debt.



Metrocall may not, and may not permit any Subsidiary of Metrocall to, make any Asset Disposition in one or more transactions unless:



          (1) Metrocall or such Subsidiary, as the case may be receives consideration at the time of such Asset Disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors of Metrocall;



          (2) at least 80% of the consideration for such Asset Disposition consists of cash or readily marketable cash equivalents or the assumption of Senior Debt or Debt of Metrocall that ranks pari passu in right of payment with the notes ("pari passu Debt") to the extent that Metrocall is released in writing from all liability on such Senior Debt or pari passu Debt; and



          (3) all Net Available Proceeds of such Asset Disposition, less any amounts invested within 180 days of such Asset Disposition in assets related to the business of Metrocall or invested within one year of such Asset Disposition in assets related to the business of Metrocall, pursuant to an agreement to make such investment entered into within 180 days of such Asset Disposition, are applied within such 180- or 360- day period, (a) to the permanent reduction of any Debt then outstanding under the Credit Facility,
              (b) to the repayment of any other Senior Debt, or (c) to the extent Net Available Proceeds are not applied in accordance with the foregoing clause (a) or (b), to make an offer to purchase, on a pro rata basis according to their respective principal amounts then outstanding or accreted value, in the case of Debt issued with original issue discount, the outstanding notes and/or pari passu Debt, at 100% of their principal amount or accreted value, as the case may be, plus accrued interest to the date of the purchase.



Notwithstanding clause (c) of the preceding paragraph, Metrocall shall not be required to offer to purchase notes or other pari passu Debt until the Net Available Proceeds from any Asset Disposition together with the Net Available Proceeds from any prior Asset Disposition not otherwise applied in accordance with clauses (a), (b) or (c) of the preceding paragraph, less any amounts invested within 180 days, or 360 days, as the case may be, after such disposition or dispositions in assets related to the business of Metrocall, exceed $5.0 million. To the extent that the aggregate purchase price of the notes tendered pursuant to such an offer to purchase is less than the aggregate purchase price offered in such offer, Metrocall may use such shortfall for general corporate purposes. Metrocall shall not be entitled to any credit against such obligation to purchase notes for the principal amount of any notes acquired by Metrocall other than pursuant to such offer to purchase.



Upon completion of any such offer, the amount of Net Available Proceeds shall be deemed to be reset at zero. If, within 180 days after an Asset Disposition, Metrocall or a Subsidiary enters into a contract providing for the investment of Net Available Proceeds in assets relating to the business of Metrocall and such contract is terminated without fault on part of Metrocall or such Subsidiary prior to the making of such investment, Metrocall or such Subsidiary, as the case may be, shall within 90 days after the termination of such agreement, or within 180 days after such Asset Disposition, whichever is later, invest or otherwise apply the funds that were to be invested pursuant to such agreement in accordance with the preceding paragraph, and any funds so invested or applied shall for all purposes hereof be deemed to have been so invested or applied within the 180- or 360-day period provided for in the preceding paragraph. These provisions will not apply to a transaction which is permitted under the provisions described under "-- Limitation on Mergers, Consolidations and Certain Sales of Assets."


The provisions of this covenant shall not apply to any Asset Disposition which is part of an Asset Exchange Transaction if


     - the Board of Directors of Metrocall shall determine that the Asset Exchange Transaction is fair and reasonable to, and in the best interests of, Metrocall, which determination shall be evidenced by a resolution of the Board of Directors of Metrocall filed with the Trustee and



     - in the event that such transfer is made to an Affiliate or Related Person, Metrocall shall have complied with the provisions of the covenant described under "-- Limitation on Transactions with Affiliates and Related Persons."



LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF SUBSIDIARIES. Metrocall may not sell Capital Stock of a Subsidiary, unless the sale is of all Capital Stock of that Subsidiary and unless it complies with rules applicable to asset dispositions. Metrocall may not allow a Subsidiary to issue shares of its Capital Stock, subject to limited exceptions described below.



Metrocall



     - shall not, and shall not permit any Subsidiary of Metrocall to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of such or any other Subsidiary to any Person, other than Metrocall or a Subsidiary of Metrocall unless such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Subsidiary owned by Metrocall or such other Subsidiary and the Net Available Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the provisions described under "-- Limitation on Certain Asset Dispositions" and



     - shall not permit any Subsidiary to issue shares of its Capital Stock, other than directors' qualifying shares and shares of Common Stock, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, its Capital Stock to any Person other than Metrocall or a Subsidiary of Metrocall; provided that any Subsidiary may issue warrants, rights or options to subscribe for or purchase shares of its Common Stock.



LIMITATION ON MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS. Metrocall may not merge or consolidate with other companies unless it is not in default under the notes, the surviving corporation assumes its obligations under the Indenture, and Metrocall could incur additional Debt under the debt covenant described under "Covenants -- Limitation on Incurrence of Debt."



Metrocall



     - may not consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into Metrocall or any Subsidiary of Metrocall in a transaction in which such Subsidiary remains a Subsidiary of Metrocall and



     - may not, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets,


unless, in either such case:

     - immediately before and after giving effect to such transaction and treating any Debt Incurred by Metrocall or a Subsidiary of Metrocall as a result of such transaction as having been Incurred by Metrocall or such Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing,



     - in a transaction in which Metrocall does not survive or in which Metrocall conveys, sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Metrocall is organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by a supplemental Indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of Metrocall's obligations under the Indenture, and



     - immediately after giving effect to such transaction, Metrocall or the successor entity to Metrocall could incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under "-- Limitation on Incurrence of Debt" above, or would have a lower positive ratio of the aggregate principal amount of Debt of Metrocall and its Subsidiaries outstanding as of the date of such Incurrence to Pro Forma Consolidated Cash Flow for the most recently ended full fiscal quarter multiplied by four, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such fiscal quarter.



Notwithstanding the preceding paragraph, any wholly owned Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Metrocall.


CHANGE OF CONTROL


Upon a Change of Control, Metrocall is required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued interest. A Change of Control includes



     - acquisition of a majority of Metrocall's voting stock by a person or group,



     - replacement of a majority of the board of directors by directors not elected or nominated by two-thirds of the existing board,



     - disposition of all, or substantially all, of Metrocall's assets,



     - mergers that result in a person or group acquiring a majority of Metrocall voting stock,



     - adoption of a plan of liquidation or dissolution.



Upon a Change of Control, Metrocall will be required to make an offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued interest, pursuant to the offer described in the immediately following paragraph (the "Change of Control Offer"). The definition of Change of Control includes any sale, lease, exchange or other transfer of "all, or substantially all" the assets of Metrocall to any person or entity or group of persons or entities other than any wholly owned Subsidiary of Metrocall. Although there is a developing body of caselaw interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Metrocall to make a Change of Control Offer as a result of the sale, lease, exchange or other transfer of less than all of the assets of Metrocall may be uncertain.

Within 30 days following any Change of Control, Metrocall shall mail a notice to each holder, with a copy to the Trustee, stating:



     - that a Change of Control has occurred and that such holder has the right to require Metrocall to repurchase such holder's notes, in whole or in part, equal to $1,000 or integral multiples of $1,000, at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase,



     - the circumstances and relevant facts regarding such Change of Control, including, to the extent known to Metrocall, relevant information with respect to the transaction giving rise to such Change of Control and, if applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control,



     - the repurchase date, which shall be not earlier than 30 days or later than 60 days from the date such notice is mailed (the "Repurchase Date"),



     - that any note not tendered will continue to accrue interest,



     - that any note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Repurchase Date unless Metrocall defaults in payment of the purchase price,



     - that holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the paying agent which may be Metrocall at the address specified in the notice prior to the close of business on the Repurchase Date,



     - that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third business day preceding the Repurchase Date, a telegram, telex, facsimile transmission or other written communication setting forth the name of the holder, the principal amount of notes the holder delivered for purchase, and a statement that such holder is withdrawing his election to have such notes purchased, and



     - that holders which elect to have their notes purchased only in part will be issued new notes in a principal amount equal to the unpurchased portion of the notes surrendered.



On the Repurchase Date, Metrocall shall accept for payment notes or portions thereof tendered pursuant to the Change of Control Offer, deposit with the Trustee or a paying agent money sufficient to pay the purchase price of all notes or portions thereof so tendered and deliver or cause to be delivered to the Trustee notes so accepted, together with an officers' certificate indicating the notes or portions thereof which have been tendered to Metrocall. The Trustee or a paying agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price therefor and promptly authenticate and mail to such holders a new note in a principal amount equal to any unpurchased portion of the note surrendered. Metrocall will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Repurchase Date.



In the event a Change of Control occurs and any repurchase pursuant to the foregoing constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act, Metrocall will comply with the requirements of Rule 14e-l as then in effect, to the extent applicable, and any other applicable securities laws or regulations with respect to such repurchase. The

Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Metrocall.



Metrocall's ability to repurchase notes upon a Change of Control may be limited by the terms of its then existing contractual obligations. Repurchase of the notes upon a Change of Control may constitute a default under the Credit Facility, and any future credit agreements or other agreements relating to Senior Debt may contain provisions that would restrict Metrocall's ability to repurchase notes upon a change in control. If Metrocall makes a Change of Control Offer following a Change of Control, Metrocall may not have adequate financial resources to repurchase all notes tendered. Metrocall's failure to repurchase tendered notes or to make a Change of Control Offer following a Change of Control would constitute an Event of Default under the Indenture, but the subordination provisions in the Indenture may restrict payments to the holders of notes.



The provisions of the Indenture may not afford holders of the notes protection in the event of a highly leveraged transaction involving Metrocall that may adversely affect the holders of the notes, if such transaction does not result in a Change of Control, violate the covenant described under "-- Limitation on Incurrence of Debt," or otherwise violate the Indenture.


REPORTS


So long as any of the notes are outstanding, Metrocall will file with the SEC the annual reports, quarterly reports and other documents that Metrocall would have been required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if Metrocall were subject to these sections and will also provide to all holders of the notes and file with the Trustee copies of such reports.


EVENTS OF DEFAULT


Metrocall will be in default, and the noteholders can call the notes, upon the occurrence of certain events. These include failure to pay principal of or interest on any note when due, breaches of covenants, defaults under other indebtedness, failure to pay judgments and bankruptcy. Metrocall will be in default if it does not make payments when due, violates covenants, fails to pay other debt when due, fails to pay judgments when due, or goes bankrupt. Bankruptcy causes automatic acceleration of the notes. Any other Event of Default will give the trustee or 25% of the holders the right to call the notes.



The following are Events of Default with respect to the notes:



     - failure to pay any interest on any note when due, and continuance of such failure for 30 days,



     - failure to pay principal of, or premium, if any, on any note when due,



     - failure to pay principal of, premium, if any, and interest on notes required to be purchased pursuant to an offer to purchase as described under "-- Limitation on Certain Asset Dispositions" or a Change of Control Offer as described under "-- Change of Control" when due and payable,



     - failure to perform or comply with the provisions described under "-- Limitation on Mergers, Consolidations and Certain Sales of Assets",



     - failure to perform or breach of any other covenant or warranty of Metrocall in the Indenture, continued for 60 days after written notice from the Trustee or holders of at least 25% in aggregate principal amount of the outstanding notes as provided in the Indenture,



     - the occurrence of a default under any bonds, debentures, notes or other evidences of indebtedness of Metrocall or any Subsidiary of Metrocall or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness by Metrocall or any Subsidiary of Metrocall, in any case with a principal amount of at least $5.0 million outstanding, and such indebtedness already is due and payable in full or such default has resulted in the acceleration of the maturity of such indebtedness,



     - the rendering of a final judgment or judgments (not subject to appeal) against Metrocall or any of its Subsidiaries in an aggregate amount in excess of $5.0 million which remain unstayed, in effect and unpaid for a period of 60 consecutive days thereafter, and



     - certain events of bankruptcy, insolvency or reorganization affecting Metrocall or any Significant Subsidiary of Metrocall.



Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.



If an Event of Default, other than Events of Default with respect to certain events of bankruptcy, insolvency or reorganization affecting Metrocall or any Significant Subsidiary of Metrocall, shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes, may under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If a specified Event of Default with respect to certain events of bankruptcy, insolvency or reorganization affecting Metrocall or any Subsidiary of Metrocall occurs, the principal of the notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the notes. For information as to waiver of defaults, see
"-- Modification and Waiver."



No holder of any note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of, premiums, if any, or interest on such note or after the respective due dates expressed in such note.



Metrocall is required to furnish to the Trustee annually a statement as to the performance by Metrocall of certain of its obligations under the Indenture and as to any default in such performance. Additionally, Metrocall is required to notify the Trustee within five business days of the occurrence of a Default or an Event of Default.


DEFEASANCE


Metrocall can be relieved of its obligations under the Indenture if it deposits with the Trustee sufficient money or government securities to pay the principal of and interest on the notes when they become due.



The Indenture provides that (1) if applicable, Metrocall will be discharged from any and all obligations in respect of the outstanding notes, including the provisions described under "-- Ranking" or (2) if applicable, and subject to compliance with the Trust Indenture Act, Metrocall may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the notes, in either case (1) or (2) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding notes.



With respect to clause (2), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things,



     - with respect to clause (1), Metrocall has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in an opinion of counsel to Metrocall provides that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and, with respect to clause (2), Metrocall has delivered to the Trustee an opinion of counsel to Metrocall to the effect that the holders of the notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred,



     - no Default or Event of Default shall have occurred and be continuing,



     - no default on any Senior Debt shall have occurred and be continuing, and



     - certain other customary conditions precedent are satisfied.


MODIFICATION AND WAIVER


The Indenture can generally be modified or its provisions waived, with the consent of holders of a majority of principal amount of the notes. Some changes require the consent of all affected holders of notes.

Metrocall and the Trustee may modify and amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes, subject to the following conditions. Absent the consent of the holders of all outstanding notes affected by the change, no modification or amendment may:



     - change the stated maturity of the principal of, or any installment of interest on, any note,



     - reduce the principal amount of or the premium or interest on, any note,



     - change the place or currency of payment of principal of or the premium or interest on, any note,



     - impair the right to institute suit for the enforcement of any payment on or with respect to any note,



     - reduce the above-stated percentage of outstanding notes necessary to modify or amend the Indenture,



     - reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults,



     - modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants,



     - modify any of the provisions of the Indenture relating to the subordination of the notes in a manner adverse to such holders, or



     - following the mailing of an offer with respect to an offer to purchase the notes as described under "-- Limitation on Certain Asset Dispositions" or a Change of Control Offer as described under "-- Change of Control," modify the Indenture with respect to such offer to purchase in a manner adverse to such holders.



The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by Metrocall with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.


NO RECOURSE AGAINST OTHERS


Noteholders have no legal recourse under the notes or the Indenture against Metrocall's directors, officers, employees or stockholders.



The Indenture provides that a director, officer, employee or stockholder of Metrocall, as such, shall not have any liability for any obligations of Metrocall under the notes or the Indenture, or for any claim based on, in respect of or by reason of such obligations or their creation. Each holder, by accepting the notes, waives and releases all such liability.


THE TRUSTEE


The duties, rights, powers and limitations of the Trustee are governed by the Indenture.


The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.


The Indenture contains limitations on the rights of the Trustee, should it become a creditor of Metrocall, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with Metrocall or any Affiliate; provided, however, that if it acquires any conflicting interest, as defined in the Indenture or in the Trust Indenture Act, it must eliminate such conflict or resign.


BOOK-ENTRY; DELIVERY AND FORM


New notes exchanged for old notes will be held in book-entry form by The Depository Trust Company. DTC and its participants will maintain the records of beneficial ownership of the notes and of transfers of the notes.



New notes exchanged for old notes will be represented by one or more permanent global notes in definitive, fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company. Beneficial interests in permanent global notes will be shown on, and transfers will be effected through, records maintained by DTC and its participants.



The certificates representing the new notes will be issued in fully registered form without interest coupons. New notes received in the exchange offer in exchange for old notes originally issued in reliance on Rule 144A will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a "Restricted Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC.



New notes exchanged in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note"; and together with the Restricted Global Note, the "Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Cedel Bank.



Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC, if they are participants in such system, or indirectly through organizations which are participants in such system.


Investors may hold their interests in a Regulation S Global Note directly through Cedel Bank or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system. Cedel Bank and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.


So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Note for all purposes under the Indenture and the new notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Cedel Bank.


Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Metrocall, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



Metrocall expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. Metrocall also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.


Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.


Metrocall expects that DTC will take any action permitted to be taken by a holder of new notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for certificated notes, which it will distribute to its participants and which may bear legends restricting their transfer.


DEPOSITORY TRUST COMPANY


DTC will facilitate the exchange of new notes for old notes in the exchange offer using its standard procedures. Neither Metrocall nor the Trustee is responsible for DTC's performance of its obligations.



Metrocall understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").


Although DTC, Euroclear and Cedel Bank are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC,

Euroclear and Cedel Bank, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Metrocall nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.



If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Metrocall within 90 days, Metrocall will issue certificated notes, which may bear legends restricting their transfer, in exchange for the Global Notes. Holders of an interest in a Global Note may receive certificated notes, which may bear legends restricting their transfer, in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.


REGISTRAR AND TRANSFER AGENT


The Trustee will act as registrar and transfer agent for the new notes.



As described under "-- The Depository Trust Company," so long as the new notes are in book-entry form, registration of transfers and exchanges of new notes will be made through participants and indirect participants in DTC. If physical certificates representing the new notes are issued, registration of transfers and exchanges of new notes will be effected without charge by or on behalf of Metrocall, but, in the case of a transfer, upon payment, with the giving of such indemnity as Metrocall may require, in respect of any tax or other governmental charges which may be imposed in relation to it.



Metrocall will not be required to register or cause to be registered any transfer of new notes during a period beginning 15 days prior to the mailing of notice of redemption of new notes and ending on the day of such mailing.


                          DESCRIPTION OF THE OLD NOTES


The terms of the old notes are identical in all material respects to those of the new notes, except that the old notes.



     - have not been registered under the Securities Act and accordingly, contain certain transfer restrictions,



     - are entitled to certain registration rights under the registration rights agreement which rights will terminate upon consummation of the exchange offer and



     - are entitled under the registration rights agreement to an increase in the rate of interest payments if Metrocall fails to comply with certain terms of the registration rights agreement. Relevant terms of the registration rights agreement are described more fully below.


REGISTRATION RIGHTS


Metrocall agreed with the placement agents, for the benefit of the holders of the notes, that it will use its best efforts, at its cost, to file and cause to become effective a registration statement with respect to the exchange offer. The exchange offer will effectuate an exchange of the old notes for an issue of new notes with terms identical to the old notes, except that the new notes will not bear legends restricting the transfer thereof or include provisions for additional interest. Upon such registration statement being declared effective, Metrocall will offer the new notes in return for surrender of the old notes. The exchange offer will remain open for not less than 20 business days after the date notice of the exchange offer is mailed to holders. For each old note surrendered under the exchange offer, the holder will receive a new note of equal principal amount.



In the event that applicable interpretations of the SEC staff do not permit the exchange offer, or under certain other circumstances, Metrocall will, at its cost, use its best efforts to cause to become effective a shelf registration statement with respect to resales of the notes and to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the initial sale of notes, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Metrocall shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when the shelf registration statement for the notes has become effective and take other actions as are required to permit resales of the notes. A holder that sells its notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification obligations.



In the event that the exchange offer is not consummated and a shelf registration statement is not declared effective on or prior to June 22, 1999, the annual interest rate borne by the notes will be increased by .5% until the exchange offer is consummated or the shelf registration statement is declared effective.


TRANSFER RESTRICTIONS


The old notes have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.



             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES



The following discussion was prepared by Metrocall's tax counsel, Wilmer, Cutler & Pickering. Tax counsel has provided an opinion to Metrocall that, based on and subject to the matters described in its opinion letter, the following discussion represents the opinion of Tax counsel with respect to the material United States federal income tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes. This discussion is based on the following legal authorities: (1) the Internal Revenue Code of 1986, as amended, (2) existing and proposed U.S. Treasury regulations, and (3) administrative and judicial rulings.


The Internal Revenue Service may interpret these authorities differently and these authorities could be changed with retroactive application. Thus, the actual tax consequences may differ from the treatment described below.


This discussion may not apply to all holders of new notes because:



     - the tax treatment of a holder of new notes may vary depending on the holder's particular situation;



     - this discussion does not address the tax consequences to subsequent purchasers of the new notes, and is limited to investors who will hold the new notes as capital assets, as defined in Section 1221 of the Internal Revenue Code;

     - this discussion does not discuss the tax consequences to holders that may be subject to special tax rules, such as certain financial institutions, insurance companies, tax exempt entities, dealers in securities or foreign currencies or persons who hold the notes as a position in a straddle or as part of a "conversion transaction" or who have hedged the interest rate on the notes;



     - this discussion does not address all aspects of United States federal income taxation that may be relevant to holders of the notes in light of their particular circumstances; and



     - this discussion does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.



Because this discussion may not apply to all new notes holders, prospective holders should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding or disposing of the new notes.


CERTAIN DEFINITIONS


A "United States Holder" of a note means:



     - a citizen or resident of the United States, including certain former citizens and former long-time residents,


     - a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision,

     - an estate if its income is subject to United States federal income taxation, or

     - a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

A "Foreign Holder" is a holder that is not a United States Holder.


The term "note(s)" by itself refers to both new notes and exchanged old notes.



CONSEQUENCES OF THE EXCHANGE OFFER



There will be no federal income tax consequences for holders who exchange old notes for new notes. An exchange of old notes for new notes pursuant to the exchange offer will not be treated as an "exchange" for federal income tax purposes because the new notes are not materially different from the old notes. Rather, the new notes will be treated as a continuation of the old notes. Exchanging holders will have the same tax basis and holding period in the new notes as they had in the old notes.


STATED INTEREST ON NOTES


Interest on a note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued, in accordance with the United States Holder's method of accounting for tax purposes. Certain exceptions to this general rule are set forth below.


MARKET DISCOUNT


If a United States Holder purchases a note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified minimal amount. The United States Holder will be required to treat any partial principal payment on, or any gain on the disposition of, a note as ordinary income to the extent of the market discount, unless such amount has previously been included in the income of that holder. In addition, the United States Holder may be required to defer the deduction of a portion of the interest expense on any debt incurred or continued to purchase or carry such note until the earlier of the note's maturity or the holder's taxable disposition of the note.



Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.


AMORTIZABLE BOND PREMIUM


A United States Holder that purchases a note for more than the principal amount will be considered to have purchased the note at a "premium." A United States Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method. However, if the note may be optionally redeemed for more than its principal amount at the time it is purchased, the amortization of the premium might have to be deferred. The amount amortized for a year will be treated as a reduction of interest income from the note. If the United States Holder does not elect amortization, the premium will decrease the gain or increase the loss otherwise recognized upon the disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.


OPTIONAL REDEMPTION OR REPAYMENT


Under applicable Treasury regulations, certain redemption rights and obligations which significantly increase the likelihood of redemption may affect the imputed yield of an obligation and create original issue discount ("OID"). Upon the occurrence of certain events, the notes may be redeemed before their stated maturity at the option of either Metrocall or the holder, or automatically under the terms of the notes. Metrocall believes that the redemption rights and obligations do not significantly increase the likelihood of redemption and do not affect the yield of the note. Therefore, in the opinion of Tax Counsel, the redemption rights and obligations do not create OID.


SALE, EXCHANGE AND RETIREMENT OF NOTES


When a United States Holder disposes of a note, that holder generally will recognize capital gain or loss equal to the difference between:



          (A) the amount of cash and the fair market value of any property received, except to the extent such amount is attributable to accrued and unpaid interest which is taxable as ordinary income, and



          (B) such holder's adjusted tax basis in the note.

A United States Holder's adjusted tax basis in a note will, in general, be:



          - the cost of the note,


          - increased by any market discount previously included in such holder's income, and

          - reduced by any amortized premium previously deducted from income by that holder.


Such capital gain or loss generally will be long-term capital gain or loss if the holding period of the note exceeds one year at the time of the disposition. Certain noncorporate taxpayers, including individuals, are eligible for preferential rates of taxation of such long-term capital gain. The deductibility of capital losses is subject to limitations.


FOREIGN HOLDERS


The exchange of an old note by a Foreign Holder for a new note will not constitute a taxable exchange. A Foreign Holder will have the same tax basis and holding period in the new note as it did in the old note.



Any gain or income realized on the disposition of a note by a Foreign Holder generally will not be subject to U.S. federal income tax provided (A) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and (B) in the case of gains realized by an individual, such individual is not present in the United States for 183 days or more in the taxable year of the disposition.


Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:


          (1) no United States federal withholding tax will be imposed with respect to the payment by Metrocall or the paying agent of principal, premium, if any, or interest on a note owned by a Foreign Holder (the "Portfolio Interest Exception"), provided:



             - that such Foreign Holder does not actually or constructively own
               10% or more of the total combined voting power of all classes of stock of Metrocall entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the regulations thereunder,



             - such Foreign Holder is not a controlled foreign corporation that is related, directly or indirectly, to Metrocall through stock ownership,



             - such Foreign Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Internal Revenue Code, and



             - such Foreign Holder satisfies the statement requirement
               (described generally below) set forth in section 871(h) and section 881(c) of the Internal Revenue Code and the regulations thereunder;



          (2) no United States federal withholding tax will be imposed generally with respect to any gain or income realized by a Foreign Holder upon the disposition of a note; and

          (3) a note beneficially owned by an individual who at the time of death is a Foreign Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that:



             - such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Metrocall entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code, and



             - the interest payments with respect to such note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.



To satisfy the statement requirement referred to in (1) above, the beneficial owner of such note, or a financial institution holding the note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of Metrocall with a statement to the effect that the beneficial owner is a Foreign Holder. Pursuant to current Treasury regulations, this statement will satisfy the certification requirements if (A) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is a Foreign Holder (which certification may be made on an IRS Form W-8 or Form W-8BEN), or (B) a financial institution holding the note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy.



With respect to notes held by a foreign partnership, under current law, the Form W-8 or a Form W-8IMY may be provided by the foreign partnership. However, for interest and disposition proceeds paid with respect to a note after December 31, 1999, unless the foreign partnership has entered into a withholding agreement with the IRS, a foreign partnership will be required, in addition to providing an intermediary Form W-8 or Form W-8IMY, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.



If a Foreign Holder cannot satisfy the requirements of the Portfolio Interest Exception described in (1) above, payments on a note made to that holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides Metrocall or the paying agent, as the case may be, with a properly executed (A) IRS Form 1001 or Form W-8BEN claiming an exemption from or reduction of withholding under the benefit of a tax treaty or (B) IRS Form 4224 or Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.



Treasury regulations which will become generally effective for payments made beginning January 1, 2000 (the "New Regulations"), modify certain of the certification requirements described above. In general, the New Regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the New Regulations impose different conditions on the ability of financial intermediaries acting for a Foreign Holder to provide certifications on behalf of the Foreign Holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. It is possible that Metrocall and other withholding agents may request new withholding exemption forms from holders in order to qualify for continued exemption from withholding under the Treasury regulations when they become effective. Foreign

Holders should consult their own tax advisors to determine the effects of the application of the New Regulations to their particular circumstances.


If a Foreign Holder is engaged in a trade or business in the United States and payment on a note is effectively connected with the conduct of such trade or business, the Foreign Holder, although exempt from United States federal withholding tax as discussed above, generally will be subject to United States federal income tax on such payment on a net income basis in the same manner as if it were a United States Holder. In addition, if such Foreign Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% or applicable lower tax treaty rate on its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such payment on a note will be included in such foreign corporation's earnings and profits.


INFORMATION REPORTING AND BACKUP WITHHOLDING


UNITED STATES HOLDERS. In general, information reporting requirements will apply to payments on a note and to the proceeds of the sale of a note to certain noncorporate United States Holders. A 31% backup withholding tax may apply to such payments if the United States Holder:


     - fails to furnish or certify its correct taxpayer identification number to the payer in the manner required,

     - is notified by the IRS that it has failed to report payments of interest and dividends properly, or

     - under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax. Provided that the holder has filed a return and the required information is furnished to the IRS, the holder may be entitled to a refund of the excess of the amount withheld over the holder's federal income tax liability.


FOREIGN HOLDERS. Under current regulations, no information reporting or backup withholding will apply to payments to Foreign Holders if a statement described in the previous section regarding Foreign Holders has been received and the payor does not have actual knowledge that the beneficial owner is a United States person. If these conditions are not satisfied, information reporting and backup withholding will apply. These rules also apply to payments on a note paid to the beneficial owner by a U.S. office of an agent or broker.



In addition, backup withholding and information reporting will not apply if payments on a note are paid or collected by a foreign agent on behalf of the beneficial owner of such note, or if a foreign office of a broker, as defined in applicable United States Treasury regulations, pays the proceeds of the sale of a note to the owner thereof. Information reporting, however, may be required in certain circumstances. If such agent or broker is, for United States federal income tax purposes:


     - a United States person,

     - a controlled foreign corporation,

     - a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

     - with respect to payments made beginning January 1, 2000, a foreign partnership if, at any time during its tax year, one or more of its partners are "U.S. persons," as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership if, at any time during the tax year, the partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless (1) such agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.



The New Regulations modify certain of the certification requirements for backup withholding. It is possible that Metrocall and other withholding agents may request a new withholding exemption form from holders in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective.



THIS DISCUSSION MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE UNITED STATES HOLDERS AND FOREIGN HOLDERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECTS OF CHANGES IN SUCH LAWS.


                              PLAN OF DISTRIBUTION


Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of new notes received in exchange for old notes if old notes were acquired by broker dealers for their own accounts as a result of market-making activities or other trading activities. Metrocall has agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of new notes for a period ending 180 days after the last date of acceptance for the exchange offer. See "The exchange offer -- Resales of New Notes."



New notes received by broker-dealers for their own accounts in connection with the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in connection with the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Metrocall shall not be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related new notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the new notes to be issued.


                                 LEGAL MATTERS


Wilmer, Cutler & Pickering, Washington, D.C., will pass upon the validity of the new notes for Metrocall.


                                    EXPERTS


The financial statements and schedule of Metrocall included in Metrocall's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included in this prospectus in reliance upon the authority of that firm as experts in giving such reports.



The combined financial statements of AT&T Wireless Services, Inc. -- Messaging Division at December 31, 1996 and 1997, and for the three years ended December 31, 1997 have been audited by PricewaterhouseCoopers LLP, successor to Coopers & Lybrand L.L.P., independent accountants, as set forth in their report, which has been incorporated by reference.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 that follows gives effect to each of the following transactions as if each had occurred on January 1, 1998.


     (1) Pro Forma Metrocall and AMD -- which gives effect to the AT&T Wireless Advanced Messaging Division acquisition which occurred on October 2, 1998.



     (2) Pro Forma Metrocall and AMD as Adjusted -- which gives effect to the AT&T Wireless Advanced Messaging Division acquisition and the exchange offer and the application of the net proceeds.



We have omitted a pro forma condensed combined balance sheet as of March 31, 1999 and a pro forma statement of operations for the three months ended March 31, 1999 that give effect to the exchange offer because we expect our pro forma assets, liabilities including total debt, stockholders' equity and results of operations to approximate our historical balances at March 31, 1999 had we given effect to the exchange offer.



You should read this information with the accompanying notes herein, Metrocall's consolidated financial statements and the Advanced Messaging Division combined financial statements which have been incorporated by reference herein. The information regarding the Advanced Messaging Division reflects unaudited results of operations for the nine months ended September 30, 1998. The unaudited pro forma condensed combined financial data does not purport to represent what Metrocall's results of operations would have been had such transactions and events occurred on the date specified, or to project Metrocall's results of operations for any future period or date. The pro forma adjustments are based on available information and certain adjustments that management of Metrocall believes are reasonable. In the opinion of Metrocall's management, all adjustments have been made that are necessary to present fairly the unaudited pro forma condensed combined data.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                 PRO FORMA
                                    HISTORICAL            AMD        PRO FORMA      NOTES        METROCALL
                               --------------------    PRO FORMA     METROCALL    EXCHANGE        AND AMD
                               METROCALL    AMD(a)    ADJUSTMENTS     AND AMD    ADJUSTMENTS    AS ADJUSTED
                               ---------   --------   -----------    ---------   -----------    -----------
Service, rent and
  maintenance................  $ 416,352   $142,967    $     --      $ 559,319     $    --       $ 559,319
Product sales................     48,372      5,520          --         53,892          --          53,892
                               ---------   --------    --------      ---------     -------       ---------
     Total revenues..........    464,724    148,487          --        613,211          --         613,211
Net book value of products
  sold.......................    (31,791)    (4,274)     (3,000)(b)    (39,065)         --         (39,065)
                               ---------   --------    --------      ---------     -------       ---------
                                 432,933    144,213      (3,000)       574,146          --         574,146
                               ---------   --------    --------      ---------     -------       ---------
Operating expenses:
  Service, rent and
     maintenance.............    112,774     44,484          --        157,258          --         157,258
  Selling and marketing......     73,546     21,312          --         94,858          --          94,858
  General and
     administrative..........    121,644     46,552          --        168,196                     168,196
  Depreciation and
     amortization............    234,948     35,014      18,685(c)     288,647          --         288,647
                               ---------   --------    --------      ---------     -------       ---------
  Total operating expenses...    542,912    147,362      18,685        708,959          --         708,959
                               ---------   --------    --------      ---------     -------       ---------
Loss from operations.........   (109,979)    (3,149)    (21,685)      (134,813)         --        (134,813)
Interest expense.............    (64,448)        --      (6,683)(d)    (71,131)     (6,573)(f)     (77,704)
Interest and other income,
  net........................        849        155          --          1,004          --           1,004
                               ---------   --------    --------      ---------     -------       ---------
  Net loss before taxes......   (173,578)    (2,994)    (28,368)      (204,940)     (6,573)       (211,513)
Income tax benefit
  (provision)................     47,094       (208)     16,817(e)      63,703          --          63,703
                               ---------   --------    --------      ---------     -------       ---------
  Net loss...................   (126,484)    (3,202)    (11,551)      (141,237)     (6,573)       (147,810)
                               =========   ========    ========      =========     =======       =========

See accompanying notes to this unaudited pro forma statement.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED STATEMENT OF OPERATIONS

(a)Represents the historical operating results of AMD for the nine months ended September 30, 1998.

(b)Reflects the estimated difference in the net book value of products sold based upon Metrocall's estimated useful lives of subscriber equipment of 3 years compared to AMD's useful life of 2 years.


(c)Reflects incremental depreciation and amortization based upon the allocation of depreciable and amortizable assets and useful lives of 10 years for FCC licenses, 3 years for subscriber lists and 5 years for noncompete agreements, offset by the difference in useful lives of subscriber equipment described in note(b) above.


(d)Represents the estimated incremental increase in interest expense at an average rate of approximately 8.1% per year under the Metrocall credit facility that would have been incurred assuming the AMD acquisition was completed on January 1, 1998.

(e)Represents the tax benefits resulting from the amortization of acquired intangibles in connection with the AMD acquisition assuming an effective tax rate of approximately 40%.


(f)Reflects the estimated incremental increase in interest expense as a result of the old notes offering as if that offering had been completed on January 1, 1998. For pro forma purposes, the annual interest rate on the old notes issued is 11.0% per year and the average annual interest rate on refinanced bank debt is 8.1%. Amount also includes amortization of the discount on the old notes and of estimated deferred debt offering costs of $637,000. The exchange of old notes for new notes will have no impact on the pro forma condensed combined statement of operations.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Metrocall Restated Certificate of Incorporation provides for indemnification of the directors, officers, employees and agents of Metrocall to the full extent currently permitted by law.

Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify such persons against expenses (including attorneys' fees) in actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or other such court shall deem proper. To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

In addition, the Metrocall Restated Certificate of Incorporation, as permitted by Section 102(b) of the DGCL, limits directors' liability to Metrocall and its stockholders by eliminating liability in damages for breach of fiduciary duty.
Section 5.5 of the Metrocall Amended and Restated Certificate of Incorporation provides that neither Metrocall nor its stockholders may recover damages from Metrocall directors for breach of their fiduciary duties in the performance of their duties as directors of Metrocall. As limited by Section 102(b), this provision cannot, however, have the effect of indemnifying any director of Metrocall in the case of liability (i) for a breach of the director's duty of loyalty, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transactions for which the director derived an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 22.  UNDERTAKINGS.


The undersigned registrant hereby undertakes:



     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;



          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Alexandria, Virginia on this 24th day of May, 1999.


                                          METROCALL, Inc.


                                          By:     /s/ VINCENT D. KELLY

                                            ------------------------------------
                                              Vincent D. Kelly
                                              Chief Financial Officer and
                                              Executive Vice President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                     TITLE                    DATE
                     ---------                                     -----                    ----

*                                                    Chairman of the Board              May 24, 1999
---------------------------------------------------
Richard M. Johnston

*                                                    Vice Chairman of the Board,        May 24, 1999
---------------------------------------------------    President, Chief Executive
William L. Collins, III                                Officer and Director (Principal
                                                       Executive Officer)

*                                                    Chief Financial Officer,           May 24, 1999
---------------------------------------------------    Executive Vice President and
Vincent D. Kelly                                       Treasurer (Principal Financial
                                                       and Accounting Officer)

*                                                    Director                           May 24, 1999
---------------------------------------------------
Harry L. Brock, Jr.

*                                                    Director                           May 24, 1999
---------------------------------------------------
Francis A. Martin, III

*                                                    Director                           May 24, 1999
---------------------------------------------------
Ronald V. Aprahamian

*                                                    Director                           May 24, 1999
---------------------------------------------------
Elliott H. Singer

*                                                    Director                           May 24, 1999
---------------------------------------------------
Michael Greene

                     SIGNATURE                                     TITLE                    DATE
                     ---------                                     -----                    ----
*                                                    Director                           May 24, 1999
---------------------------------------------------
Royce R. Yudkoff

*                                                    Director                           May 24, 1999
---------------------------------------------------
Jackie R. Kimzey

*                                                    Director                           May 24, 1999
---------------------------------------------------
Edward E. Jungerman

*                                                    Director                           May 24, 1999
---------------------------------------------------
Max D. Hopper

             *By: /s/ VINCENT D. KELLY
   ---------------------------------------------
                 Vincent D. Kelly
                 Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                          SEQUENTIALLY
EXHIBIT                                                                     NUMBERED
  NO.                             DESCRIPTION                                 PAGE
-------                           -----------                             ------------
  3.1     Restated Certificate of Incorporation of Metrocall, Inc.
          (Metrocall)(a)
  3.2     Eighth Amended and Restated Bylaws of Metrocall(a)
  4.1     Indenture for Metrocall Senior Subordinated Notes Due 2008,
          dated as of December 22, 1998, including form of Notes(b)
  5.1     Form of Opinion of Wilmer, Cutler & Pickering as to the
          legality of the securities being registered
  8.1     Form of Opinion of Wilmer, Cutler & Pickering as to certain tax matters
 10.1     Registration Rights Agreement dated December 22, 1998
          between Metrocall and Morgan Stanley & Co. Incorporated,
          Nationsbanc Montgomery Securities LLC, TD Securities (USA)
          Inc., First Union Capital Markets, a division of Wheat First
          Securities, Inc. and BancBoston Robertson Stephens, Inc.(a)
 12.1     Ratio of Earnings to Fixed charges
 23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibits
          5.1 and 8.1)
 23.2     Consent of Arthur Andersen LLP, as independent public
          accountants for Metrocall
 23.3     Consent of PricewaterhouseCoopers LLP (successor to Coopers
          & Lybrand L.L.P.), as independent accountants for AT&T
          Wireless Services, Inc. -- Messaging Division
 24       Power of Attorney *
 25       Form T-1 Statement of Eligibility of First Union National
          Bank to act as trustee under the Indenture *
 99.1     Form of Letter of Transmittal
 99.2     Form of Exchange Agent Agreement *


-------------------------


(a) Incorporated by reference to Metrocall's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 31, 1999.



(b) Incorporated by reference to Metrocall's Current Report on Form 8-K filed with the SEC on January 4, 1999.


* Previously filed